Filed pursuant to Rule 424(b)(3)

Registration No. 333-136028

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued January 8, 2007

(To Prospectus dated January 4, 2007)

6,630,530 Shares

COMMON STOCK

The selling stockholder named in this prospectus supplement is offering 6,630,530 shares of our common stock. SAVVIS, Inc. will not receive any of the proceeds from the sale of the shares.

SAVVIS, Inc.’s common stock is listed on the Nasdaq Global Market under the symbol “SVVS.” On January 5, 2007, the reported last sale price of the common stock on the Nasdaq Global Market was $34.69 per share.

Investing in the common stock involves risks. See “ Risk Factors” beginning on page S-8.

PRICE $             PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder

Per share	$	$	$
Total	$	$	$

The selling stockholder has granted the underwriters the right to purchase up to an additional 994,580 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on January     , 2007.

Joint Bookrunners

MORGAN STANLEY	GOLDMAN, SACHS & CO.	LEHMAN BROTHERS

COWEN AND COMPANY

January     , 2007

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and any “free writing prospectus” we may authorize to be delivered to you. Neither we, the underwriters, nor the selling stockholder have authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sale of shares would be unlawful. You should not assume that the information in this prospectus supplement or the accompanying prospectus, including any information incorporated by reference, is accurate as of any date other than their respective dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

This document consists of two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about us and the common stock offered hereby. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

i

When used in this prospectus supplement, except where the context otherwise requires, the terms “we,” “us,” “our” and “the Company” refer to SAVVIS, Inc. and its consolidated subsidiaries.

We use market data and industry forecasts and projections throughout this prospectus supplement, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement. This summary may not contain all of the information that may be important to you. We urge you to read this entire prospectus supplement carefully, including our consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the “Risk Factors” section, before making an investment decision. Except where the context requires otherwise, all references in this prospectus supplement to “SAVVIS,” “the Company,” “we,” “us,” “our company” or “our” refer to SAVVIS, Inc. and its consolidated subsidiaries. Except where we state otherwise, the information we present in this prospectus supplement reflects a one-for-fifteen reverse stock split of our common stock effected on June 6, 2006 and assumes the underwriters do not exercise their over-allotment option.

Overview

We provide integrated hosting, network, digital content and professional services through our end-to-end global information technology (IT) infrastructure to businesses around the world and to U.S. federal government agencies. Our services are designed to offer a flexible, comprehensive IT solution that meets the specific business and infrastructure needs of our customers. Our suite of products can be purchased on an individual basis, in various combinations, as part of a total or partial outsourcing arrangement, or on a utility, or “on demand,” basis. Our point solutions meet the specific needs of customers who require control of their physical assets, while our utility solution provides customers with on-demand access to our services and infrastructure without the upfront capital costs. By outsourcing significant elements of their network and IT infrastructure needs, our customers are able to focus on their core business while we ensure the performance of their IT infrastructure. We have approximately 5,000 customers across all industries with a particular emphasis in the financial services, media and entertainment, retail and the U.S. federal government sectors.

For the nine months ended September 30, 2006, our total revenue was $563.3 million, an increase of $67.8 million, or 14%, from $495.5 million for the nine months ended September 30, 2005. The following sets forth a breakdown of our revenue by product line and from our largest customer, Reuters Limited, for the nine months ended September 30, 2005 and September 30, 2006, respectively.

	Nine Months Ended September 30,
	2006	2005	Percent Change
	(unaudited, dollars in thousands)
Hosting	$278,538	$215,056	30%
Managed IP VPN	101,582	82,149	24%
Other Network Services	84,294	90,607	(7)%
Digital Content Services (1)	32,033	31,207	3%

Total Diversified Revenue	496,447	419,019	18%

Reuters	66,853	76,480	(13)%

Total Revenue	$563,300	$495,499	14%

(1)	As previously announced, on December 23, 2006 we entered into a Purchase Agreement to sell substantially all of the assets related to our content delivery network services to Level 3 Communications, Inc. Had the sale of the content delivery network assets been completed as of January 1, 2005, our revenue from Digital Content Services would have been reduced by $13.6 million for the nine months ended September 30, 2005 and $14.4 million for the nine months ended September 30, 2006. See “Recent Developments.”

Our Services

Our primary products and services include the following: (i) Hosting services; (ii) Managed Internet Protocol Virtual Private Network (Managed IP-VPN) services; (iii) Other Network Services; and (iv) Digital Content Services.

Hosting services provide the core facilities and network infrastructure to run business applications and provide data storage and disaster recovery services. Our Hosting services are comprised of basic Colocation, Managed Hosting and Utility Computing, which allow our customers to choose the amount of IT infrastructure they prefer to outsource to support their business applications. Customers can scale their usage of our services as their own requirements grow and as the benefits of outsourcing IT infrastructure management become more apparent.

•	Colocation is designed for customers seeking data center space and power for their server and networking equipment needs. We manage 24 data centers located in the United States, Europe and Asia with approximately 1.4 million square feet of space, providing our customers around the world with easy access to their equipment. Our colocation services are priced based on the power and space needs of our customers and market conditions at the time contracts are entered into. We believe that our historical contracted prices are below market for some of our occupied colocation space, providing us with an opportunity to increase our Hosting revenue from colocation services while only marginally increasing our related expenses. Customers who choose not to pay the higher, market rates for colocation may move out of our data centers, freeing space for customers willing to pay market rates or choosing our managed hosting services. We believe we can sell new available space at market rates.

•	Managed Hosting services provide an outsourced solution for a customer’s server and network equipment needs. In providing our Managed Hosting services, we deploy industry standard hardware and software platforms which are installed in our data centers to deliver the services necessary for running our customers’ applications. We provide our Managed Hosting services, including all the technology and operations support, on a monthly fee basis. This allows our customers to benefit from a secure infrastructure without incurring the capital expense and ongoing operations, personnel and systems costs of owning and managing their own infrastructure.

•	Utility Computing provides customers with an applications platform that delivers on-demand scalability of an entire range of IT infrastructure at lower total cost than found with traditional service provider models. We achieve this combination of lower cost and better service through the use of virtualization technology. Whereas IT infrastructure services have traditionally been provided by discrete hardware components, advances in virtualization technology and software have enabled us to provide a broad range of functionality without the challenges of implementing and managing discrete components. Not only does this enable SAVVIS to improve its own asset utilization, it also results in our ability to dynamically configure services to meet customer requirements with a utility model. Through our managed network, we provide connectivity between the customer and the Utility Computing platform housed in our data centers. This connectivity allows customers to purchase from us the application, storage, security and other services they require on an “on demand” basis. With our Utility Computing solution, our customers pay only for the services they currently need, while maintaining the ability to scale up or down to meet their changing business needs.

•	Professional Services are provided through our skilled personnel who assist our customers in getting maximum value out of our service offerings. We offer assistance and consultation in security, web-based applications, business recovery, program management, infrastructure and migration. Our professional services organization assists our customers with assessing, designing, developing, implementing and managing outsourcing solutions.

Managed IP VPN service is a fully managed, end-to-end solution that includes all hardware, management systems and operations to transport an enterprise’s video and data applications. Customers that purchase this service are generally global enterprises seeking to communicate more cost effectively in a secure environment between their multiple locations around the world.

Other Network Services include Internet access and private line services to enterprises and wholesale carrier customers.

Digital Content Services include a managed infrastructure specifically optimized for the creation, production, and distribution of digital content. These services help customers manage, share, store and distribute their digital content.

Our Strategy

We are implementing a series of strategic initiatives designed to grow our business and maximize our financial performance. These strategic initiatives include:

•	Leverage our data centers and global network. We currently operate 24 data centers and an extensive global network, which we expect will provide us with significant operating leverage as we increase the amount of our revenue that is derived from managed services. By supplementing and replacing existing customers that purchase only basic colocation or network services with enterprise customers that purchase our higher priced managed services, we expect to be able to increase the revenues we derive from these data centers. On December 19, 2006, we announced plans to upgrade our network to a next-generation Internet Protocol (IP) network, and we expect to begin offering services over the network in mid-2007. In addition, on December 26, 2006, we announced plans to develop four new data centers, with the intention of opening them in the fourth quarter of 2007. In total, upon completion, the four centers will add approximately 180,000 square feet of raised floor space and will enable us to sell additional colocation and managed hosting services. See “Recent Developments.”

•	Price according to market conditions. Prices for colocation services have increased as the demand for data center space in large markets has created relative scarcity in the past 18 months. Many of our existing colocation customers contracted with us for services when demand for colocation and the price for colocation services was low, specifically during the last IT industry down cycle. We believe that as these contracts expire, we will be able to replace them with market rate contracts, thereby growing our Hosting revenue from colocation services while only marginally increasing our related expenses.

•	Offer broad integrated comprehensive services. Our broad, integrated, comprehensive offering of IT services allows us to act as a full service provider to our customers. Unlike most of our competitors who have limited or single service offerings, we offer a full range of solutions, including computing, storage, applications, network, and hosting. Our full service orientation creates incremental revenue growth as customers seek to minimize the number of outside vendors and demand “one-stop” service providers.

•	Target the right customers. We specifically target customers that we believe will receive the most economic gain from using our technology. Many mid-size businesses have traditionally outsourced single IT service offerings, such as network services or hosting services, and have continued to own and manage portions of their IT infrastructure themselves. These businesses can lower the overall cost of their IT operations while improving the quality of their IT systems by purchasing our managed services and outsourcing the majority of their IT services. We believe that pursuing these customers will allow us to increase revenues as these customers purchase our higher margin services while at the same time reducing their overall IT costs.

•	Move our customers up the value chain. We offer a broad portfolio of IT services that can be used as part of a total IT infrastructure outsourcing solution for our customers. Despite our full service offerings, many of our existing customers contract with us to provide only specific commodity services such as bandwidth, space and power. Our strategy is to offer our existing customer base an attractive migration path to managed services, which enables us to achieve higher margins than traditional commodity services and higher levels of customer retention.

Our Infrastructure

We provide our services through our global infrastructure that extends to 45 countries and includes:

•	24 Data Centers in the United States, Europe, and Asia with approximately 1.4 million square feet of space;

•	Managed IP Network with over 21,000 circuits around the world;

•	Tier 1 OC-192 Internet Backbone with over 17,000 miles of fiber; and

•	Operations Support System (OSS) which provides automated provisioning, end-to-end management, and integration with commercial element management systems.

We have combined our global infrastructure with our virtualization and automation technologies to allow us to offer our services as part of a total outsourcing solution or on a utility services basis. By applying our virtualization technology to our servers, storage, security, and network devices, we are able to offer customers connected to our network access to a suite of services on an on-demand or “utility” basis, without the customer having to purchase, install and configure equipment, and with the ability to easily scale the infrastructure to meet evolving customer requirements.

Industry Trends

The IT strategy for many businesses has been increasingly focused on reducing costs, improving responsiveness to a changing business environment, and focusing resources on projects that deliver competitive advantages. While IT capabilities were often viewed as competitive advantages in the past, many businesses now recognize that a large part of their IT infrastructure no longer provides a strategic or financial advantage. As the core functions of IT, such as data storage, processing, and transport, have become commonplace throughout all industries, these functions have become routine and increasingly thought of as simply costs of doing business. Many businesses are also recognizing the high cost and inefficiency of managing IT themselves, including the difficulties of upgrading technology, training and retaining skilled personnel with domain expertise and matching IT costs with actual benefits. Given these trends in IT strategy, budget constraints, and inefficient use of resources, businesses often look to outsource significant parts of their IT functions to trusted partners so they can focus on the areas that still provide competitive advantages, such as customer or industry-specific applications.

Most businesses today will consider outsourcing when reviewing their IT strategies, however, traditional outsourcing approaches do not often provide meaningful strategic, operational or financial benefits as many outsourcers simply operate a customer’s infrastructure without fundamentally changing or updating the underlying technology or the way the infrastructure is managed. For example, an outsourcer may run the customer’s current IT systems more efficiently, but because they use legacy technology, the customer will likely not achieve the benefits of an operating infrastructure utilizing the best of breed hardware, software and IT research and development.

Our solution is to provide managed and utility infrastructure services that enable customers to improve the quality and lower the cost of their IT operations and increase the availability and flexibility of their IT systems. In addition, our solution allows IT executives to shift from a corporate model based on buying, maintaining and depreciating IT assets to a pay-as-you-go service model that allows customers to scale up or down their IT infrastructure as their business requirements change. Our approach enables us to be a flexible and scalable partner to our customers that can provide tailored, end-to-end IT infrastructure solutions on demand.

Recent Developments

As previously announced, on December 23, 2006, we entered into a Purchase Agreement to sell substantially all of the assets related to our content delivery network services, or the CDN Assets, to Level 3 Communications, Inc., or Level 3. Under the terms of the Purchase Agreement, Level 3 will pay $135 million in cash and assume certain liabilities for the CDN Assets. Upon closing, the transaction is anticipated to result in net proceeds to us of approximately $125-130 million after fees, expenses and taxes. The purchase price is subject to certain customary post-closing working capital adjustments. The sale is subject to certain customary closing conditions, including, among others, the receipt of regulatory approvals and certain third party consents, and is expected to close in the middle of the first quarter 2007. Had the sale of the CDN Assets been completed as of January 1, 2005, our revenue from Digital Content Services would have been reduced by $13.6 million for the nine months ended September 30, 2005 and $14.4 million for the nine months ended September 30, 2006.

On December 26, 2006, we announced plans to spend about $200 million in 2007 to develop four new data centers to provide businesses with our suite of outsourced colocation, managed and utility services. We intend to locate the new data centers in the Atlanta, New York, Washington, D.C. metropolitan areas, and in Santa Clara, California, and intend to open them by the end of the fourth quarter of 2007. In total, upon completion, the four centers will add approximately 180,000 square feet of raised floor space. We plan to reserve approximately 20% of each facility for managed hosting and virtualized utility services, offering customers the flexibility to mix, match and add services within a single facility and across data centers. Given the significant demand and limited supply of colocation facilities in these metropolitan markets today, we believe that the 80% of space dedicated to colocation will be fully occupied within 18 to 24 months of opening, and that the 20% of new space committed to managed hosting services will be sufficient to meet customer demand for five to seven years. Funding for the development of these data centers will come from the sale of the CDN Assets, available cash and debt capacity.

Our principal executive offices are located at 1 SAVVIS Parkway, Town & Country, MO 63017 and our telephone number is (314) 628-7000. Our website address is http://www.savvis.net. The information on our website is not incorporated by reference in and is not otherwise intended to be part of this prospectus supplement. We have included our website address as an inactive textual reference only.

Summary Consolidated Financial and Operating Data

You should read the following summary consolidated financial data together with our consolidated financial statements and related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
	(dollars in thousands except share and per share amounts)
Statement of Operations:
Revenue	$252,871	$616,823	$667,012	$495,499	$563,300
Operating expenses:
Cost of revenue (1)	165,565	438,106	435,548	324,772	346,555
Sales, general, and administrative expenses (2)	102,528	175,426	154,167	114,554	142,551
Depreciation, amortization, and accretion	55,346	72,065	74,888	56,600	60,370
Restructuring charges, net	7,903	—	3,340	3,340	—
Integration costs	—	27,675	2,745	2,745	—
Loss on sale of data center	8,106	—	—	—	—

Total operating expenses	339,448	713,272	670,688	502,011	549,476

Income (loss) from operations	(86,577)	(96,449)	(3,676)	(6,512)	13,824
Net interest expense and other	7,456	52,349	65,393	49,436	50,941

Net loss	(94,033)	(148,798)	(69,069)	(55,948)	(37,117)
Accreted and deemed dividends on Series A Convertible Preferred stock (3)	33,323	37,247	41,715	30,839	262,810

Net loss attributable to common stockholders	$(127,356)	$(186,045)	$(110,784)	$(86,787)	$(299,927)

Basic and diluted loss per common share	$(20.16)	$(24.54)	$(9.19)	$(7.20)	$(11.68)

Basic and diluted weighted average common shares outstanding (4)	6,315,874	7,580,745	12,060,647	12,050,760	25,681,868

Fully diluted common shares outstanding (as of period end)	29,131,512	38,461,675	40,744,354	40,416,836	53,893,991

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006
	(unaudited, dollars in thousands)
Adjusted EBITDA (5)	$13,622	$15,358	$21,904	$22,331	$25,447	$28,464	$32,765

Calculation of Non-GAAP Measure:
Net loss	$(20,882)	$(21,335)	$(13,731)	$(13,121)	$(12,448)	$(11,091)	$(13,578)
Depreciation, amortization, and accretion	18,819	18,715	19,066	18,288	19,926	19,636	20,807
Net interest expense and other	15,562	17,833	16,041	15,957	16,152	17,125	17,663

Non-cash equity-based compensation	123	145	528	1,207	1,817	2,794	7,873

Adjusted EBITDA (6)	$13,622	$15,358	$21,904	$22,331	$25,447	$28,464	$32,765

As of September 30, 2006
(unaudited, dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$78,149
Total assets	442,429
Long-term debt	255,846
Capital and financing method lease obligations	115,749
Other long-term obligations	84,697
Stockholders’ equity (deficit)	(141,675)

(1)	Excludes depreciation, amortization, and accretion, which is reported separately. Includes $2.0 million, $0.1 million and $0.4 million of non-cash equity-based compensation expense for the years ended December 31, 2003, 2004 and 2005, respectively, which were previously reported separately. Includes $1.8 million and $0.1 million of non-cash equity-based compensation for the nine months ended September 30, 2006 and 2005, respectively.
(2)	Includes $12.0 million, $11.0 million and $1.6 million of non-cash equity based compensation for the years ended December 31, 2003, 2004 and 2005, respectively, which were previously reported separately. Includes $10.7 million and $0.6 million of non-cash equity-based compensation expense for the nine months ended September 30, 2006 and 2005, respectively.
(3)	Includes $240.1 million of deemed dividends for the nine months ended September 30, 2006 incurred in connection with the exchange of Series A Convertible Preferred stock for common stock on June 30, 2006.
(4)	Includes 37,417,347 shares of common stock issued in exchange for Series A Convertible Preferred stock which occurred at the end of the second quarter. All common share information included herein reflects the 1-for-15 reverse stock split that occurred on June 6, 2006. As the effects of including the incremental shares associated with options, warrants, unvested restricted stock and restricted stock units, and Series A Convertible Preferred stock are antidilutive, they are not included in diluted weighted average common shares outstanding.
(5)	“Adjusted EBITDA” represents net loss before depreciation, amortization and accretion, net interest expense and other, and non-cash equity-based compensation. We have included information concerning Adjusted EBITDA because we believe that in our industry such information is a relevant measurement of a company’s financial performance and liquidity. The calculation of Adjusted EBITDA is not specified by U.S. generally accepted accounting principles. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.
(6)	Net loss used in the calculation of Adjusted EBITDA includes the following cash-settled items:

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006
Restructuring charges, net	$—	$3,340	$—	$—	$—	$—	$—
Integration costs	2,061	684	—	—	—	—	—

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus, including our consolidated financial statements and related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

Risks Related to Our Business

We have a history of net losses and we expect to continue to incur net losses.

We incurred a net loss of $37.1 million for the nine months ended September 30, 2006, $69.1 million in fiscal year 2005, and $148.8 million in fiscal year 2004. We had positive cash flows from operating activities of $77.7 million for the nine months ended September 30, 2006 and $62.9 million in fiscal year 2005, and negative cash flows from operations of $26.8 million in fiscal year 2004. We may also have fluctuations in revenues, expenses and losses due to a number of factors including the following:

•	demand for and market acceptance of our hosting, network, media services, industry solutions, and professional services;

•	increasing sales, marketing and other operating expenses;

•	our ability to retain key employees that maintain relationships with our customers;

•	the duration of the sales cycle for our services;

•	the announcement or introduction of new or enhanced services by our competitors;

•	acquisitions we may make;

•	changes in the prices we pay for utilities, local access connections, Internet connectivity and longhaul backbone connections; and

•	the timing and magnitude of capital expenditures, including costs relating to the expansion of operations, and of the replacement or upgrade of our hosting infrastructure.

Accordingly, our results of operations for any period may not be comparable to the results of operations for any other period and should not be relied upon as indications of future performance.

We have experienced revenue losses from reductions in services purchased by customers, price reductions on services and customer turnover in the past and may continue to do so in the future. If we continue to experience such revenue loss without a corresponding growth in new customers or services, our revenues would decrease.

Revenue loss occurs for several reasons, such as individual site reductions in customer networks, price reductions, voluntary termination by customers who choose to switch to a competing service and termination by us for nonpayment of bills or abuse of the network by our customers. While our experience in fiscal year 2005 and the nine months ended September 30, 2006, has been of market pricing stabilizing in some of the services we offer and in some cases increasing, we have experienced revenue loss in the past and, as our customer base grows, these revenue losses may recur. If, in the future, we were to lose a large number of customers without signing contracts with new customers, our revenues would decrease.

A material reduction in revenue from our largest customer, who represented 15% of our revenues in 2005 and 12% of our revenues in the first nine months of 2006, could harm our financial results to the extent not offset by cost reductions or new customers.

Together, Reuters Limited, or Reuters, and Telerate, which was acquired by Reuters in 2005, accounted for $100.5 million, or 15%, of our revenue in 2005 compared to $122.0 million, or 20%, of our revenue in 2004, and $66.9 million, or 12%, of our revenue for the first nine months of 2006 compared to $76.5 million, or 15%, of our revenue in the first nine months of 2005. This reduction was primarily due to reduced pricing for certain of our services, the elimination of minimum revenue commitments based on the terms of a new three-year Master Services Agreement with Reuters that we entered into in May 2005, and the reduction in services purchased by Reuters under our contract with Telerate. Under the new Master Services Agreement with Reuters, Reuters no longer has any obligation to purchase a minimum amount of our services, and there are no assurances that Reuters will continue to purchase services from us under this contract. In addition, Reuters, which now owns Telerate, will continue to reduce the services that we provide under our contract with Telerate to almost zero over the next six to nine months. The loss of this customer or a significant group of our other customers, or a considerable reduction in the amount of our services that Reuters purchases or a significant group of our customers purchase, could materially reduce our revenues which, to the extent not offset by cost reductions or new customer additions, could materially reduce our cash flows and financial position. This may limit our ability to raise capital or fund our operations, working capital needs and capital expenditures in the future.

Our failure to meet performance standards under our agreements could result in our customers terminating their relationships with us or our customers being entitled to receive financial compensation which could lead to reduced revenues.

Our agreements with our customers contain various guarantees regarding our performance and our levels of service. If we fail to provide the levels of service or performance required by our agreements, our customers may be able to receive service credits for their accounts and other financial compensation, as well as terminate their relationship with us. In addition, any inability to meet our service level commitments or other performance standards could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

We depend on a number of third-party providers, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers.

We are dependent on third-party providers to supply products and services. For example, we lease equipment from equipment providers and we lease bandwidth capacity from telecommunications network providers in the quantities and quality we require. While we have entered into various agreements for equipment and carrier line capacity, any failure to obtain additional equipment or capacity, if required, would impede the growth of our business and cause our financial results to suffer. In addition, our customers that use the equipment we lease or the services of these telecommunication providers may in the future experience difficulties due to failures unrelated to our systems. If, for any reason, these providers fail to provide the required services to our customers or suffer other failures, we may incur financial losses and our customers may lose confidence in our company, and we may not be able to retain these customers.

Our significant indebtedness could limit our ability to operate our business successfully.

We are highly leveraged. As of September 30, 2006, the total principal amount of our debt, including capital and financing method lease obligations and excluding original issue discount, was $371.6 million. Our interest expense on our debt outstanding as of September 30, 2006, will be approximately $74.9 million in 2007. Our cash debt service obligation on our debt outstanding as of September 30, 2006, will be approximately $15.1 million in 2007. In February 2004, we issued $200.0 million in Series A Subordinated Notes (Subordinated Notes) that accrued interest at the rate of 12.5% per annum until February 3, 2005, and thereafter at 15% per annum in order to finance our acquisition of the assets of Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc., or collectively CWA, and to provide ongoing funding to its operations and capital expenditures. Interest on the notes accrues on a non-cash basis and is payable semi-annually in additional Series A Subordinated Notes. The notes, which will have an amount payable of $401.9 million, are due on January 30, 2009. Our Revolving Credit Facility and capital lease obligations require monthly and quarterly cash payments for interest. While we do not currently have any outstanding loans under our Revolving Facility, we have borrowing availability of $75.4 million. Our Revolving Credit Facility matures in 2008 and our capital and financing lease obligations have maturities ranging from three to fifteen years. Our level of indebtedness increases the possibility that we may not generate cash sufficient to pay, when due, the outstanding amount of our indebtedness. In addition, on December 18, 2006 we entered into a loan agreement with Cisco Systems Capital Corporation which provides for up to $33.0 million of loans to purchase network equipment manufactured by Cisco Systems, Inc. If we do not have sufficient cash available to repay our debt obligations when they mature, we will have to refinance such obligations, and there can be no assurance that we will be successful in such refinancing or that the terms of any refinancing will be acceptable to us. The amount of our debt also means that we will need to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, reducing the funds available for operations, working capital, capital expenditures, sales and marketing initiatives, acquisitions, and general corporate or other purposes.

We may not be able to secure additional financing on favorable terms to meet our future capital needs.

If we do not have sufficient cash flow from our operations, we may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time when we need such funding. If we are unable to raise additional funds, we may not be able to pursue our growth strategy and our business could suffer. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. In addition, any debt financing that we may secure in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, if we decide to raise funds through debt or convertible debt financings, we may be unable to meet our interest or principal payments.

We may make acquisitions or enter into joint ventures or strategic alliances, each of which is accompanied by inherent risks.

If appropriate opportunities present themselves, we may make acquisitions or investments or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include:

•	the difficulty of assimilating the operations and personnel of the combined companies;

•	the risk that we may not be able to integrate the acquired services, products or technologies with our current services, products and technologies;

•	the potential disruption of our ongoing business;

•	the diversion of management attention from our existing business;

•	the inability to retain key technical and managerial personnel;

•	the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses;

•	difficulty in maintaining controls, procedures and policies;

•	the impairment of relationships with employees, suppliers and customers as a result of any integration;

•	the loss of an acquired base of customers and accompanying revenue; and

•	the assumption of leased facilities, or other long-term commitments that could have a material adverse impact on our profitability and cash flow.

As a result of these potential problems and risks, businesses that we may acquire or invest in may not produce the revenue, earnings, or business synergies that we anticipated. In addition, we cannot assure you that any potential transaction will be successfully identified and completed or that, if completed, the acquired businesses or investment will generate sufficient revenue to offset the associated costs or other potential harmful effects on our business.

We may be liable for the material that content providers distribute over our network.

The law relating to the liability of private network operators for information carried on, stored or disseminated through their networks is still unsettled. We may become subject to legal claims relating to the content disseminated on our network. For example, lawsuits may be brought against us claiming that material on our network on which someone relied was inaccurate. Claims could also involve matters such as defamation, invasion of privacy, and copyright infringement. In addition, there are other issues such as online gambling where the legal issues remain uncertain. If we need to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our financial results could be negatively affected.

Failures in our products or services, including our network and colocation services, could disrupt our ability to provide services, increase our capital costs, result in a loss of customers or otherwise negatively affect our business.

Our ability to implement our business plan successfully depends upon our ability to provide high quality, reliable services. Interruptions in our ability to provide our services to our customers or failures in our products or services, through the occurrence of a natural disaster or other unanticipated problem, could adversely affect our business and reputation. For example, problems at one or more of our data center facilities could result in service interruptions or failures or could cause significant equipment damage. In addition, our network could be subject to unauthorized access, computer viruses, and other disruptive problems caused by customers, employees, or others. Unauthorized access, computer viruses or other disruptive problems could lead to interruptions, delays or cessation of service to our customers. Unauthorized access could also potentially jeopardize the security of confidential information of our customers or our customers’ end-users, which might expose us to liability from customers and the government agencies that regulate us, as well as deter potential customers from purchasing our services. Any internal or external breach in our network could severely harm our business and result in costly litigation and potential liability for us. Although we attempt to limit these risks contractually, there can be no assurance that we will limit the risk and not incur financial penalties. To the extent our customers demand that we accept unlimited liability and to the extent there is a competitive trend to accept it, such a trend could affect our ability to retain these limitations in our contracts at the risk of losing the business. In addition, we may be unable to implement disaster recovery or security measures in a timely manner or, if and when implemented, these measures may not be sufficient or could be circumvented through the reoccurrence of a natural disaster or other unanticipated problem, or as a result of accidental or intentional actions. Resolving network failures or alleviating security problems may also require interruptions, delays or cessation of service to our customers. Accordingly, failures in our products and services, including problems at our data centers, network interruptions or breaches of security on our network may result in significant liability, a loss of customers and damage to our reputation.

Increased energy costs, power outages and limited availability of electrical resources may adversely affect our operating results.

Our data centers are susceptible to regional costs of power and electrical power outages. We attempt to limit exposure to system downtime by using backup generators and power supplies. However, we may not be able to limit our exposure entirely even with these protections in place. In addition, we may not always be able to pass on the increased costs of energy to our customers, which could harm our business. Furthermore, power and cooling requirements at our data centers are increasing as a result of the increasing power demands of today’s servers. Since we rely on third parties to provide our data centers with power sufficient to meet our customers’ power needs, and we generally do not control the amount of power drawn by our customers, our data centers could have a limited or inadequate amount of electrical resources. This could adversely affect our relationships with our customers and hinder our ability to run our data centers, which could harm our business.

Our failure to implement our growth strategy successfully could harm our business.

Our growth strategy depends on our ability to identify, hire, train and retain IT professionals, technical engineers, operations employees, sales and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic and marketing skills required for our company to grow. There is a shortage of qualified personnel in these fields, and we compete with other companies for the limited pool of these personnel. Furthermore, our growth strategy includes expanding our colocation business. Increasing our colocation business depends on our ability to either raise prices to existing customers or lease or acquire facilities in the desired markets where there is a demand for these services on commercially reasonable terms. There is no assurance that we will be able to recruit or retain qualified personnel or that we will be able to lease or acquire facilities in growth markets on commercially reasonable terms, and this failure to implement our growth strategy could cause our operations and financial results to be negatively impacted.

We may not be able to protect our intellectual property rights.

We rely upon a combination of internal and external nondisclosure safeguards including confidentiality agreements as well as trade secret laws to protect our proprietary rights. We cannot however assure you that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We also are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets.

For the nine months ended September 30, 2006, 16% of our total revenue was generated in countries outside of the United States. Some risks inherent in conducting business internationally include:

•	unexpected changes in regulatory, tax and political environments;

•	longer payment cycles and problems collecting accounts receivables;

•	fluctuations in currency exchange rates;

•	our ability to secure and maintain the necessary physical and telecommunications infrastructure;

•	challenges in staffing and managing foreign operations; and

•	laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States.

Any one or more of these factors could adversely affect our business.

Risks Related to Our Industry

The markets for our hosting, network and professional services are highly competitive, and we may not be able to compete effectively.

The markets for our hosting, network and professional services are extremely competitive, and there are few significant barriers to entry. We expect that competition will intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in these markets. Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and greater market presence, engineering and marketing capabilities and financial, technological and personnel resources than we do. As a result, as compared to us, our competitors may:

•	develop and expand their networking infrastructures and service offerings more efficiently or more quickly;

•	adapt more rapidly to new or emerging technologies and changes in customer requirements;

•	take advantage of acquisitions and other opportunities more effectively;

•	develop products and services that are superior to ours or have greater market acceptance;

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, sale, research and development of their products and services;

•	make more attractive offers to our existing and potential employees;

•	establish cooperative relationships with each other or with third parties; and

•	more effectively take advantage of existing relationships with customers or exploit a more widely recognized brand name to market and sell their services.

Our failure to achieve desired price levels could impact our ability to achieve profitability or positive cash flow.

We have experienced and expect to continue to experience pricing pressure for some of the services that we offer. Prices for voice, wireless, and Internet services have decreased in recent years, and we expect significant price declines in the future. In addition, by bundling their services and reducing the overall cost of their services, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their hosting, data networking or Internet access services, thereby significantly increasing pricing pressure on us. We may not be able to offset the effects of any such price reductions even with an increase in the number of our customers, higher revenues from enhanced services, cost reductions or otherwise. In addition, we believe that the data networking and VPNs and Internet access and hosting industries are likely to continue to encounter consolidation which could result in greater efficiencies in the future. Increased price competition or consolidation in these markets could result in erosion of our revenues and operating margins and could prevent us from becoming profitable. Furthermore, in recent months, these larger consolidated telecommunication providers have indicated that they want to start charging companies delivering services over the Internet for access to connected customers. If these providers are able to charge companies such as us for this, our costs will increase, and this could affect our results of operations.

Consolidation in the telecommunications industry may impede our ability to compete effectively.

Recently, several telecommunication companies completed mergers with other telecommunication companies, including the mergers of SBC Communications Inc. with AT&T Corp. and Verizon Communications, Inc. with MCI, Inc. This consolidation in the telecommunications industry results in fewer companies competing in this market, changing the nature of the market and possibly causing us to pay higher prices for the services that we receive from these companies, which may impede our ability to compete effectively.

Our operations could be adversely affected if we are unable to maintain peering arrangements with Internet Service Providers on favorable terms.

We enter into peering agreements with Internet Service Providers that allow us to access the Internet and exchange traffic with these providers. Previously, many providers agreed to exchange traffic without charging each other. Recently, however, many providers that previously offered peering have reduced peering relationships or are seeking to impose charges for transit. For example, several network operators with large numbers of individual users claim that they should be able to charge network operators and businesses that send traffic to those users. Increases in costs associated with Internet and exchange traffic could have an adverse effect on our business. If we are not able to maintain our peering relationships on favorable terms, we may not be able to provide our customers with affordable services, which would adversely affect our results from operations.

New technologies could displace our services or render them obsolete.

New technologies or industry standards have the potential to replace or provide lower cost alternatives to our hosting, networking and Internet access services. The adoption of such new technologies or industry standards could render our technology and services obsolete or unmarketable or require us to incur significant capital expenditures to expand and upgrade our technology to meet new standards. We cannot guarantee that we will be able to identify new service opportunities successfully, or if identified, be able to develop and bring new products and services to market in a timely and cost-effective manner. In addition, we cannot guarantee that services or technologies developed by others will not render our current and future services non-competitive or obsolete or that our current and future services will achieve or sustain market acceptance or be able to address effectively the compatibility and interoperability issues raised by technological changes or new industry standards. If we fail to anticipate the emergence of, or obtain access to a new technology or industry standard, we may incur increased costs if we seek to use those technologies and standards, or our competitors that use such technologies and standards may use them more cost-effectively than we do.

The data networking and Internet access industries are highly regulated in many of the countries in which we currently operate or plan to provide services, which could restrict our ability to conduct business in the United States and internationally.

We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. Future regulatory, judicial and legislative changes may have a material adverse effect on our ability to deliver services within various jurisdictions. For example, the European Union enacted a data retention scheme that, once implemented by individual member states, will involve requirements to retain certain IP data that could have an impact on our operations in Europe. Moreover, national regulatory frameworks that are consistent with the policies and requirements of the World Trade Organization have only recently been, or are still being, put in place in many countries. Accordingly, many countries are still in the early stages of providing for and adapting to a liberalized telecommunications market. As a result, in these markets we may encounter more protracted and difficult procedures to obtain licenses.

Within the United States, the U.S. government continues to evaluate the data networking and Internet access industries. The Federal Communications Commission, or FCC, has a number of on-going proceedings that could impact our ability to provide services. For example, the FCC recently determined that the Communications Assistance for Law Enforcement Act applies to facilities-based broadband access providers. Such regulations and policies may complicate our efforts to provide services in the future. Our operations are dependent on licenses and authorizations from governmental authorities in most of the foreign jurisdictions in which we operate or plan to operate and, with respect to a limited number of our services, in the United States. These licenses and authorizations generally will contain clauses pursuant to which we may be fined or our license may be revoked on short notice. Consequently, we may not be able to obtain or retain the licenses necessary for our operations.

Risks Related to Our Common Stock

We are controlled by parties whose interests may not be aligned with yours.

Investment partnerships sponsored by Welsh, Carson, Anderson & Stowe, or Welsh Carson, owned approximately 51% of our outstanding voting stock, and hold approximately $166.1 million of our Series A Subordinated Notes as of January 5, 2007. In addition, the Series A Subordinated Notes contain provisions relating to a change of control of our company. These factors, among others, could result in decisions concerning our operations or financial structure that may present conflicts of interest between Welsh Carson and its affiliates and our other common stockholders.

Sales of a significant amount of our common stock in the public market could reduce our stock price and impair our ability to raise funds in new stock offerings.

We have approximately 51.6 million shares of common stock outstanding as of January 5, 2007. Excluding the shares offered hereby, the holders of 31.8 million shares of our common stock are also entitled to certain registration rights. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity and equity-related securities in the future at a time and at a price that we consider appropriate.

Our stock price is subject to significant volatility.

Since January 2006 until the present, the closing price per share of our common stock has ranged from a high of $37.82 per share to a low of $10.05 per share. Our stock price has been and may continue to be subject to significant volatility due to sales of our securities by significant stockholders and the other risks and uncertainties described or incorporated by reference herein. The price of our common stock may also fluctuate due to conditions in the technology industry or in the financial markets generally.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a takeover.

Our certificate of incorporation and Delaware law contain provisions which may make it more difficult for a third party to acquire us, including provisions that give the Board of Directors the power to issue shares of preferred stock. We have also chosen to be subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prevents a stockholder of more than 15% of a company’s voting stock from entering into business combinations set forth under Section 203 with that company.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus supplement that address activities, events or developments that we expect or anticipate will or may occur in the future, or that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “plans,” “intends,” “anticipates,” “continues,” “forecasts,” “designed,” “goal,” or the negative of those words or other comparable words are intended to identify forward-looking statements.

These statements appear in a number of places in this prospectus supplement and documents incorporated by reference in this prospectus supplement and are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to risks, uncertainties and assumptions about SAVVIS, and its subsidiaries and businesses, and are not guarantees of performance. Many factors could affect our actual financial condition or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Important factors that could cause our actual results to differ materially from the results anticipated by the forward-looking statements are contained herein under “Risk Factors” and elsewhere in this prospectus supplement. Because, any or all of these factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by SAVVIS, you should not place undue reliance on any forward-looking statement. Further, any forward-looking statement speaks only as of the date on which it is made. We undertake no obligation to update beyond that required by law any forward-looking statements, whether as a result of new information, future events or otherwise. Readers should carefully review the other documents filed by SAVVIS with the Securities and Exchange Commission, or the SEC.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares in this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain any future earnings for the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq Global Market under the symbol “SVVS.” Prior to August 31, 2006, our common stock was listed on the Nasdaq Capital Market. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of the common stock as reported by Nasdaq (as adjusted for the one-for-fifteen reverse stock split effected by us on June 6, 2006):

	High	Low
2005
First Quarter	$17.55	$8.55
Second Quarter	17.40	6.15
Third Quarter	18.45	11.85
Fourth Quarter	11.85	7.80
2006
First Quarter	$22.50	$10.05
Second Quarter	32.03	21.45
Third Quarter	32.59	23.91
Fourth Quarter	37.82	28.16
2007
First Quarter (through January 5, 2007)	$36.07	$34.69

On January 5, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $34.69 per share. As of January 5, 2007, there were approximately 367 holders of record of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and notes thereto, and our audited consolidated financial statements and notes thereto incorporated by reference herein. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) based on current expectations which involve risks and uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. For a discussion of the material factors that could cause actual results to differ materially from the forward-looking statements, you should read “Risk Factors” beginning on page S-8 of this prospectus supplement.

Executive Summary

We provide integrated hosting, network, digital content and professional services through our end-to-end global information technology (IT) infrastructure to businesses around the world and to U.S. federal government agencies. Our services are designed to offer a flexible, comprehensive IT solution that meets the specific business and infrastructure needs of our customers. Our suite of products can be purchased on an individual basis, in various combinations, as part of a total or partial outsourcing arrangement, or on a utility, or “on demand,” basis. Our point solutions meet the specific needs of customers who require control of their physical assets, while our utility solution provides customers with on-demand access to our services and infrastructure without the upfront capital costs. By outsourcing significant elements of their network and IT infrastructure needs, our customers are able to focus on their core business while we ensure the performance of their IT infrastructure. We have approximately 5,000 customers across all industries with a particular emphasis in the financial services, media and entertainment, retail and the U.S. federal government sectors.

Business Trends

Our financial results continue to be affected by competition in our industry. We expect competitive factors in our industry to continue to affect the prices for our services and our results of operations. Price pressures vary by product and service. Prices for certain telecommunications services that we offer have decreased over the past several years. While we expect to continue to see decreases for some of these telecommunications services due to continued consolidation in the telecommunications industry, there has been some stabilization and some increases in pricing of other services that we offer. For example, pricing for our hosting colocation services has increased and is expected to continue to increase in certain markets where there is a shortage of high grade data center space.

Due to the disparity in pricing of our products and services, we continue to evaluate our operating structure and focus. We continue to explore strategic options for those services which have continued to have relatively slow growth over the past year, and instead focus on our hosting and managed IP VPN services, which have continued to grow steadily over the past year. To that end, on December 23, 2006, we entered into a Purchase Agreement to sell substantially all of the assets related to our content delivery network, or CDN Assets, to Level 3 Communications, Inc. Additionally, on December 26, 2006, we announced plans to develop four new data centers, with the intention of opening them in the fourth quarter of 2007. In total, upon completion, the four centers will add approximately 180,000 square feet of raised floor space. Funding for the development of the four new data centers will come from the sale of the CDN Assets, available cash and debt capacity. We have also announced plans to upgrade our network and believe that we will be able to begin offering services over this network in mid-2007. As a result of these initiatives, we believe we can reduce costs while improving the level of service that we offer our customers.

In evaluating our financial results and the performance of our business, our management reviews our revenues, gross profit, gross margin, and income (loss) from operations. In addition, management evaluates these indicators on a quarterly and annual basis in order to have a complete understanding of business trends. The following table presents a quarterly overview of these indicators for the periods indicated:

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006
Revenue	$162,172	$167,200	$166,127	$171,513	$179,955	$189,597	$193,748
Gross profit (1)	53,085	58,532	59,110	60,736	67,201	72,495	77,264
Gross margin (2)	33%	35%	36%	35%	37%	38%	40%
Income (loss) from operations (3)	(5,320)	(3,502)	2,310	2,836	3,704	6,034	4,085

(1)	Represents total revenue less cost of revenue, excluding depreciation, amortization, and accretion, which is reported separately on the consolidated statement of operations. Gross profit in 2005 has been adjusted to reflect a portion of non-cash stock-based compensation that was previously reported separately from cost of revenue.
(2)	Represents gross profit, as defined above, as a percentage of revenue.
(3)	Includes non-cash equity-based compensation expense of $0.1 million for the three months ended March 31, 2005, $0.1 million for the three months ended June 30, 2005, $0.5 million for the three months ended September 30, 2005, $1.2 million for the three months ended December 31, 2005, $1.8 million for the three months ended March 31, 2006, $2.8 million for the three months ended June 30, 2006, and $7.9 million for the three months ended September 30, 2006, respectively.

Revenue

Our revenue grew by 14% during the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005. The increase in revenue was primarily due to increases from hosting of $63.5 million and from managed IP VPN of $19.4 million, partially offset by a decline in other network services of $6.3 million and Reuters revenue of $9.6 million.

Together, Reuters Limited, or Reuters, and Telerate, which was acquired by Reuters in 2005, accounted for 12% of total revenue for the nine months ended September 30, 2006, respectively, and 15% for the nine months ended September 30, 2005. The decrease was primarily due to reduced pricing for certain services that we provide, the elimination of minimum revenue commitments based on the terms of a three-year Master Services Agreement that we entered into with Reuters in May 2005, and the reduction of services purchased by Reuters under our Telerate contract. We anticipate that revenue from the Telerate contract will continue to decline over the next six to nine months to almost zero as Reuters begins moving Telerate customers from under our contract. We believe we can partially offset this decrease by increasing our revenue from new and existing customers through a number of initiatives. Some of these initiatives include improving the productivity of our direct sales force by increasing sales force automation and providing more sales support with engineering and product expertise and exploring opportunities to sell additional services to existing customers, including Reuters. In addition, we plan on capitalizing on the current shortage of colocation space by replacing existing contracts, which were set when the price for colocation services was low, as they expire with market rate contracts.

Gross Profit

We use gross profit, defined as revenue less cost of revenue, excluding depreciation, amortization, and accretion, and gross margin, defined as gross profit as a percentage of revenue, to evaluate our business. Gross profit was $216.7 million for the nine months ended September 30, 2006, an increase of $46.0 million, or 27%, from $170.7 million for the nine months ended September 30, 2005. The improvement of gross profit reflects our continued efforts to rationalize network operations, reduce our fixed network costs, and reduce the service costs of our hosting data centers. As a result, gross margin was 38% for the nine months ended September 30, 2006 compared to 34% for the nine months ended September 30, 2005.

Income (Loss) from Operations

Income from operations for the nine months ended September 30, 2006 was $13.8 million, an improvement of $20.3 million, or 312%, as compared to a loss from operations of $6.5 million for the nine months ended September 30, 2005. This improvement was primarily driven by an increase in revenue of $67.8 million and the absence of $2.7 million of integration costs and $3.3 million of restructuring charges which were not incurred in 2006, partially offset by increases in cost of revenue of $21.8 million; sales, general, and administrative expenses of $28.0 million; and depreciation, amortization, and accretion of $3.8 million.

Significant Transactions

Revolving Facility Payment

On July 3, 2006, we fully paid the outstanding balance on our Revolving Facility of $32.0 million plus $0.3 million of related accrued interest. After such payment was made, unused availability under the $85.0 million Revolving Facility, giving effect to outstanding letters of credit of $9.6 million, was $75.4 million.

Financing Method Lease Obligation

On June 29, 2006, our wholly-owned subsidiary purchased a facility we previously leased for use as a data center for $13.8 million. Following the purchase, on June 30, 2006, we relinquished title to the facility and certain equipment we owned located at the facility, having an aggregate net book value of $19.9 million, for $50.6 million. Our net proceeds from these transactions, before expenses, were $36.8 million.

Concurrent with the closing of these transactions, we entered into a triple-net lease agreement to lease back the facility and equipment for fifteen years at an initial annual base rent of $4.3 million and annual escalation of 2.5%. The lease agreement provides us with the option to renew the lease up to three times for a period of five years each. We will be required to pay all of the costs associated with the operation of the facilities, including costs such as insurance, taxes and maintenance. The lease agreement imposes certain obligations on us and grants certain rights to the landlord in the event we default on the lease. The lease agreement contains other customary representations, warranties, obligations, conditions, indemnification provisions and termination provisions associated with leases of this nature.

As a result of the renewal provisions in the lease agreement that are indicative of continuing involvement by us, the lease qualifies as a financing method lease rather than a sale under sale-leaseback accounting for real estate. Accordingly, we recorded a financing method lease obligation of $50.6 million, equal to the proceeds received. The related assets and financing method lease obligation will be reflected in our condensed consolidated balance sheet until completion of the lease term in June 2021, when they will be removed from our financial statements, and any remaining obligation will be recognized as a gain on sale of the facility and equipment. Future minimum lease payments due under the financing method lease obligation, as of September 30, 2006, were $1.1 million during the remainder of 2006, $4.4 million in 2007, $4.5 million in 2008, $4.6 million in 2009, $4.8 million in 2010 and $57.8 million thereafter, all of which represent interest using the effective interest method.

Equity Transactions

Reverse Stock Split

On May 10, 2006, our Board of Directors declared a one for fifteen reverse stock split of our common stock. The record date for the reverse stock split was June 5, 2006, and on June 6, 2006, the reverse stock split was completed. Stockholders received cash in lieu of any fraction of a share that they would have otherwise been entitled to receive as a result of the reverse stock split. In connection with the reverse stock split, each fifteen shares of our issued and outstanding common stock was combined into one share of our common stock. In addition, all exercise and conversion prices and the number of shares of our common stock, preferred stock, warrants, stock options and other equity awards presented herein for current and prior periods have been adjusted to reflect the reverse stock split.

Preferred Stock

On May 10, 2006, we entered into an Exchange and Recapitalization Agreement, or the Exchange Agreement, with the holders of our Series A Convertible Preferred Stock, or the Series A Preferred, pursuant to which the holders agreed to exchange, or the Exchange, their shares of Series A Preferred for an aggregate of 37.4 million shares of our common stock, including 8.4 million common shares in addition to the shares of common stock the Series A Preferred was then convertible into in accordance with their terms. On June 30, 2006, pursuant to the Exchange Agreement, all such common shares were issued to the holders of the Series A Preferred, in exchange for all shares of Series A Preferred. In connection with the Exchange, we recognized a deemed dividend on the Series A Preferred of $240.1 million, representing the difference between the fair market value of the shares issued in the Exchange and those convertible pursuant to the original conversion terms. The deemed dividend is included in the computation of net loss attributable to common stockholders in our condensed consolidated statement of operations for the nine months ended September 30, 2006. As of January 5, 2007, we had 51.6 million shares of common stock outstanding.

Investment funds related to Welsh, Carson, Anderson & Stowe, or WCAS, held approximately 68% of the outstanding Series A Preferred. Three members of our board of directors are general partners of certain WCAS funds, represent WCAS on our board of directors and owned shares of Series A Preferred and participated in the Exchange. Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund IV, L.P. and CVC II Partners, L.L.C., together, Constellation, held approximately 10% of the outstanding Series A Preferred, and MLT, LLC (formerly Moneyline Telerate Holdings, Inc.), who currently has one representative on our Board of Directors, held approximately 20% of the outstanding Series A Preferred. Constellation’s representative on our board of directors resigned effective July 14, 2006. Two of our executive officers hold restricted preferred units, or RPUs, that entitled them to receive upon vesting of each RPU that number of shares of common stock that a holder of Series A Preferred would be entitled to receive. Accordingly, their RPUs were adjusted to give them the same benefits they would have received had they held Series A Preferred and participated in the Exchange.

The Exchange was approved by a special committee of our Board of Directors comprised of independent directors who were advised by independent, third-party financial advisors and legal counsel. The Exchange was also approved by our stockholders acting by written consent. WCAS, Constellation and MLT, who collectively hold more than a majority of our outstanding voting power, executed the written consent.

Restricted Preferred Units

On May 8, 2006, the compensation committee of the Board of Directors awarded 6,770 RPUs to certain of our executives, giving the holders the right to receive upon vesting that number of shares of common stock as one share of our Series A Preferred would be convertible into had such shares of Series A Preferred been outstanding since March 18, 2002, less an exercise value of $1,561 per RPU. Based on the terms of the Exchange previously described, the RPUs were adjusted to give the holders the same benefits they would have received had they participated in the Exchange, resulting in the holders obtaining the right to receive upon vesting 1.3 million shares of common stock. Compensation expense associated with the RPUs was measured on the date of grant using the Black-Scholes option pricing model and was determined to be $30.7 million and will be recognized over the four year vesting period. Vesting is subject to continued employment and occurs at a rate of 25% on each anniversary of the grant date until fully vested. Compensation expense associated with RPUs was $3.2 million during the nine months ended September 30, 2006.

Restricted Stock Units

In August 2005, the compensation committee of the Board of Directors awarded 1.3 million restricted stock units, or RSUs, to executives and employees under the 2003 Plan, of which 0.7 million have since been forfeited through September 30, 2006, upon employment terminations. In 2006, the compensation committee awarded 0.4 million RSUs to our executives. We received no cash consideration for such awards, and the awards resulted in deferred compensation of $7.3 million and $13.1 million during the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively, which represents the fair value of the RSUs on the date of grant less any unamortized value upon forfeiture of such grants. The vesting of the RSUs is subject to continued employment and our achievement of financial performance targets over a period of up to four years. RSUs represent common stock but do not give the recipient any actual ownership interest in the Company’s common stock, other than the right to receive cash dividends, until vested and the shares of common stock underlying the RSUs are delivered. Deferred compensation is being amortized on a straight-line basis and recognized as non-cash equity-based compensation over the requisite service period. Compensation expense associated with RSUs was $3.8 million during the nine months ended September 30, 2006, and $0.4 million for the nine months ended September 30, 2005. If we believe it is probable that we will achieve our performance targets, non-cash equity-based compensation will be accelerated such that the amount of non-cash equity-based compensation recorded is reflective of the accelerated vesting of RSUs.

Stock Options

Compensation expense associated with stock options was $5.5 million during the nine months ended September 30, 2006, including $0.7 million associated with the modification of a term of a former executive’s stock option agreement in March 2006. Compensation expense associated with stock options was $0.8 million during the nine months ended September 30, 2005.

On July 6, 2006, the compensation committee of the Board of Directors authorized an increase in the number of common shares available for grants of options or other share-based instruments by 3.0 million, and concurrently approved the grant of 2.9 million stock options with an exercise price of $30.01. Total compensation expense, using the Black-Scholes option pricing model, was $61.1 million and will be recognized over the vesting period. On August 11, 2006, an additional grant of 0.5 million shares with an exercise price of $25.93 was approved, with a total compensation expense of $8.6 million to be recognized over the vesting period, using the Black-Scholes option pricing model. Both option grants vest 50% on the second anniversary of the grant date and then monthly thereafter through the fourth anniversary of the grant date. On August 31, 2006, a grant of 0.1 million shares was approved with an exercise price of $25.09, with a total compensation expense of $1.8 million to be recognized over the vesting period, using the Black-Scholes option pricing model. This grant has a vesting term of four years and will vest one-quarter every year on the anniversary of the grant date. All three of the above mentioned grants were issued under our 2003 plan.

Warrants

In connection with our recapitalization in 2002, we issued warrants to Nortel Networks, Inc., or Nortel, to purchase approximately 0.4 million shares of our common stock for $11.25 per share. In March 2006, Nortel exercised its warrants and received approximately 0.2 million shares of our common stock. Additionally in 2002, we issued ten million five-year performance warrants to Constellation to acquire shares of common stock at $11.25 per share. The warrants vested in a total of three tranches as Constellation earned the right to exercise the warrants when it met certain performance criteria related to assisting us in obtaining new business. During the fourth quarter of 2003, the first quarter of 2004, and the second quarter of 2004, respectively, Constellation met the performance criteria, causing each of the three tranches for an aggregate of 0.6 million warrants to vest, which resulted in non-cash equity-based compensation expense of $3.4 million, $6.6 million, and $3.8 million, with respect to each of the three tranches. The non-cash equity-based compensation expense was calculated utilizing the Black-Scholes option pricing model and relevant market and Company assumptions. In the first quarter of 2004, Constellation completed a cashless exercise of its first tranche of vested warrants and received approximately 0.2 million shares of our common stock. In August 2006, Constellation completed an additional cashless exercise of its remaining warrants and received approximately 0.2 million shares of our common stock.

Results of Operations

The historical financial information included in this prospectus supplement is not intended to represent the future results of operations, financial position or cash flows that may be achieved.

Nine Months Ended September 30, 2006, Compared to the Nine Months Ended September 30, 2005

Executive Summary of Results of Operations

Revenue increased $67.8 million, or 14%, for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, as a result of a 30% improvement in diversified hosting, a 24% increase in diversified managed IP VPN, and a 3% increase in digital content services, which was, partially offset by a 13% decline in Reuters revenue and a 7% decline in other network services. Income from operations improved $20.3 million, or 312%, for the nine months ended September 30, 2006, compared to a loss from operations of $6.5 million for the nine months ended September 30, 2005, primarily as a result of the increase in revenue, as well as the absence of $2.7 million in integration costs and $3.3 million in restructuring charges in 2005 which were not incurred in 2006. This improvement was partially offset by increases in sales, general, and administrative expenses of $28.0 million and depreciation, amortization, and accretion of $3.8 million. Net loss improved $18.8 million, or 34%, for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, as a result of the factors previously described.

Revenue. The following table presents diversified revenue by major category and revenue from Reuters, currently our largest customer:

	Nine Months Ended September 30,
	2006	2005	Dollar Change	Percentage Change
	(dollars in thousands)
Diversified Revenue:
Hosting	$278,538	$215,056	$63,482	30%
Managed IP VPN	101,582	82,149	19,433	24%
Other Network Services	84,294	90,607	(6,313)	(7)%
Digital Content Services	32,033	31,207	826	3%

Total Diversified Revenue	496,447	419,019	77,428	18%

Reuters	66,853	76,480	(9,627)	(13)%

Total Revenue	$563,300	$495,499	$67,801	14%

Revenue was $563.3 million for the nine months ended September 30, 2006, an increase of $67.8 million, or 14%, from $495.5 million for the nine months ended September 30, 2005. Diversified hosting revenue was $278.5 million for the nine months ended September 30, 2006, an increase of $63.5 million, or 30%, from $215.1 million for the nine months ended September 30, 2005. This increase was due primarily to growth in existing services, particularly in our infrastructure and managed utility service offerings, and improved pricing. Diversified managed IP VPN revenue was $101.6 million for the nine months ended September 30, 2006, an increase of $19.4 million, or 24%, from $82.1 million for the nine months ended September 30, 2005. This increase was mainly attributed to new sales activity and growth in existing services. Other network services revenue was $84.3 million for the nine months ended September 30, 2006, a decrease of $6.3 million, or 7%, from $90.6 million for the nine months ended September 30, 2005. This decrease was due primarily to continued

pricing pressures in unmanaged bandwidth for such services. Digital content services revenue was $32.0 million for the nine months ended September 30, 2006, an increase of $0.8 million, or 3%, from $31.2 million for the nine months ended September 30, 2005. The increase was due primarily to usage increases, partially offset by reduced pricing for CDN services during the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005.

Reuters revenue was $66.9 million for the nine months ended September 30, 2006, a decrease of $9.6 million, or 13%, from $76.5 million for the nine months ended September 30, 2005. The decline was due primarily to pricing reductions and the elimination of minimum revenue commitments from Reuters. We expect Reuters revenue in 2006 to be lower than 2005 as a result of revised competitive pricing and the elimination of minimum revenue commitments based on the terms of our 2005 agreement with Reuters described elsewhere herein.

Cost of Revenue. Cost of revenue, excluding depreciation, amortization, and accretion, which is reported separately, was $346.6 million for the nine months ended September 30, 2006, an increase of $21.8 million, or 7%, from $324.8 million for the nine months ended September 30, 2005. The increase was primarily related to the increase in personnel and related costs and higher utilities costs, partially offset by the continued realization of various cost-savings initiatives. Gross profit, defined as total revenue less cost of revenue, was $216.7 million for the nine months ended September 30, 2006, an increase of $46.0 million, or 27%, from $170.7 million for the nine months ended September 30, 2005. Gross profit as a percentage of revenue, or gross margin, increased to 38% for the nine months ended September 30, 2006, compared to 34% for the nine months ended September 30, 2005, primarily resulting from strong revenue growth and cost-savings initiatives.

Sales, General, and Administrative Expenses. Sales, general, and administrative expenses were $142.6 million for the nine months ended September 30, 2006, an increase of $28.0 million, or 24%, from $114.6 million for the nine months ended September 30, 2005. Sales, general, and administrative expenses as a percentage of revenue were 25% for the nine months ended September 30, 2006 compared to 23% for the nine months ended September 30, 2005. The increase was due primarily to increased personnel and related costs, higher commissions, and the addition of $10.1 million in non-cash stock-based compensation expense in 2006 compared to 2005, partially offset by the realization of various cost-savings initiatives.

Depreciation, Amortization, and Accretion. Depreciation, amortization, and accretion includes depreciation of property and equipment, amortization of intangible assets, and accretion of the discounted present value of certain liabilities and long-term fixed price contracts assumed in the CWA acquisition. Depreciation, amortization, and accretion was $60.4 million for the nine months ended September 30, 2006, an increase of $3.8 million, or 7%, from $56.6 million for the nine months ended September 30, 2005.

Restructuring Charges, Net. Restructuring charges, net, represent the termination of a naming rights agreement for use of our name on a sports and entertainment arena and the termination of an operating lease relating to unutilized space for which a restructuring liability had previously been established for the net present value of future minimum lease payments and were $3.3 million for the nine months ended September 30, 2005. We have not incurred any restructuring costs in 2006.

Integration Costs. Integration costs represented incremental costs to the combined organization after the CWA asset acquisition in March 2004, including consulting services, payroll costs and stay bonuses, and PoP consolidation and network restructuring. We did not incur any integration costs associated with the CWA acquisition in 2006 as integration activities have been completed. Integration costs were $2.7 million for the nine months ended September 30, 2005. We have not incurred any integration costs in 2006.

Net Interest Expense and Other. Net interest expense and other primarily represents interest on the Subordinated Notes, capital and financing method lease obligations, and the Revolving Facility as well as amortization of the original issue discount on the Subordinated Notes and amortization of debt issuance costs.

Net interest expense and other was $50.9 million for the nine months ended September 30, 2006, an increase of $1.5 million, or 3%, from $49.4 million for the nine months ended September 30, 2005. The increase was primarily due to the financing method lease obligation executed on June 30, 2006, higher compounding of payable-in-kind interest on the Subordinated Notes, and additional capital leases in effect in 2006. These increases were partially offset by lower outstanding balances in 2006 on the Revolving Facility.

Net Loss. Net loss for the nine months ended September 30, 2006, was $37.1 million, an improvement of $18.8 million, or 34%, from $55.9 million for the nine months ended September 30, 2005, primarily driven by the factors previously described.

The Year Ended December 31, 2005, Compared to the Year Ended December 31, 2004

Executive Summary of Results of Operations

Our operating results for the year ended December 31, 2005, are not directly comparable to operating results for the year ended December 31, 2004, as the 2004 information includes the operating results of the acquired CWA net assets from March 5, 2004, the date of the acquisition, through December 31, 2004. Revenue increased $50.2 million, or 8%, for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily as a result of increases in hosting services and managed IP VPN, partially offset by declines in digital content services, other network services, and Reuters revenue. Loss from operations improved $92.7 million, or 96%, for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily as a result of the increase in revenue, as well as reductions in cost of revenue of $2.8 million; sales, general, and administrative expenses of $11.9 million; integration costs of $24.9 million; and non-cash equity-based compensation of $9.1 million. This improvement was partially offset by increases in depreciation, amortization, and accretion of $2.9 million and the addition of $3.3 million in net restructuring charges. Net loss improved $79.7 million, or 54%, for the year ended December 31, 2005, compared to the year ended December 31, 2004, as a result of the factors previously described.

Revenue. The following table presents diversified revenue by major category and revenue from our largest customer:

	Year Ended December 31,
	2005	2004	Dollar Change	Percent Change
	(dollars in thousands)
Diversified Revenue:
Hosting	$294,518	$223,917	$70,601	32%
Managed IP VPN	112,449	87,122	25,327	29%
Other Network Services	117,802	137,006	(19,204)	(14)%
Digital Content Services	41,713	46,763	(5,050)	(11)%

Total Diversified Revenue	566,482	494,808	71,674	14%

Reuters Revenue	100,530	122,015	(21,485)	(18)%

Total Revenue	$667,012	$616,823	$50,189	8%

Revenue was $667.0 million for the year ended December 31, 2005, an increase of $50.2 million, or 8%, from $616.8 million for the year ended December 31, 2004. Diversified hosting revenue was $294.5 million for the year ended December 31, 2005, an increase of $70.6 million, or 32%, from $223.9 million for the year ended December 31, 2004. The increase was due primarily to the acquisition of the CWA net assets, stabilized pricing, and lower customer churn. Diversified managed IP VPN revenue was $112.4 million for the year ended December 31, 2005, an increase of $25.3 million, or 29%, from $87.1 million for the year ended December 31, 2004. The increase was mainly attributed to new sales activity and growth in existing services. Other network services revenue was $117.8 million for the year ended December 31, 2005, a decrease of $19.2 million, or 14%, from $137.0 million for the year ended December 31, 2004. The decrease was due primarily to unmanaged bandwidth pricing pressures for such services. Digital content services revenue was $41.7 million for the year ended December 31, 2005, a decrease of $5.1 million, or 11%, from $46.8 million for the year ended December 31, 2004. The decrease was due primarily to usage volatility and reduced pricing for CDN services during the year ended December 31, 2005, compared to the year ended December 31, 2004.

Reuters revenue was $100.5 million for the year ended December 31, 2005, a decrease of $21.5 million, or 18%, from $122.0 million for the year ended December 31, 2004. The decline was due primarily to pricing reductions and the elimination of minimum revenue commitments from Reuters.

Cost of Revenue. Cost of revenue excludes depreciation, amortization, and accretion which are reported separately. Cost of revenue was $435.5 million for the year ended December 31, 2005, a decrease of $2.6 million, or 1%, from $438.1 million for the year ended December 31, 2004. The decrease was primarily related to the realization of a number of cost-savings initiatives executed during the past 18 months, some of which were synergies realized in connection with the acquired CWA net assets. Gross profit, defined as total revenue less cost of revenue, was $231.5 million for the year ended December 31, 2005, an increase of $52.8 million, or 30%, from $178.7 million for the year ended December 31, 2004. Gross profit as a percentage of revenue increased to 35% for the year ended December 31, 2005 compared to 29% reported for the year ended December 31, 2004, primarily resulting from continued cost-savings initiatives and integration activities achieved through the realization of synergies from the acquired CWA net assets.

Sales, General, and Administrative Expenses. Sales, general, and administrative expenses were $154.2 million for the year ended December 31, 2005, a decrease of $21.2 million, or 12%, from $175.4 million for the year ended December 31, 2004. Sales, general, and administrative expenses as a percentage of revenue were 23% for the year ended December 31, 2005, compared to 28% of revenue for the year ended December 31, 2004. This improvement was due primarily to the aforementioned cost-savings initiatives.

Depreciation, Amortization, and Accretion. Depreciation, amortization, and accretion expense consists primarily of the depreciation of property and equipment, amortization of intangible assets, and accretion of the discounted present value of certain liabilities and long-term fixed price contracts assumed in the CWA acquisition. Depreciation, amortization, and accretion expense was $74.9 million for the year ended December 31, 2005, an increase of $2.8 million, or 4%, from $72.1 million for the year ended December 31, 2004. The increase was due primarily to the acquisition of the CWA net assets, which significantly increased depreciable assets and intangible assets.

Integration Costs. Integration costs represent the incremental costs of combining the acquired CWA net assets with SAVVIS, including rationalization of facilities, retention bonuses, integration consulting by third parties, which provide current or future benefit to the combined company. These costs are direct incremental costs incurred to obtain the synergies of the combined companies. Integration costs were $2.7 million for the year ended December 31, 2005, a decrease of $25.0 million, or 90%, from $27.7 million for the year ended December 31, 2004. Such costs in 2005 included $1.7 million for payroll costs and stay bonuses and $1.0 million for PoP consolidation and network restructuring. For the year ended December 31, 2004, these costs primarily included $7.5 million for specific contractual costs enumerated in the CWA asset purchase agreement; $3.0 million for consulting services related to integration; $6.2 million for payroll costs and stay bonuses; $5.4 million for PoP consolidation and network restructuring and $4.6 million for rationalization and migration from rejected vendor circuits.

Net Interest Expense and Other. Interest expense is incurred relative to our Subordinated Notes and our capital lease obligations. Net interest expense and other was $65.4 million for the year ended December 31, 2005, an increase of $13.1 million, or 25%, from $52.3 million for the year ended December 31, 2004. The increase was due primarily to the compounding of non-cash interest and the amortization of the original issue discount and debt issuance costs associated with the Subordinated Notes of $9.3 million and the addition of $2.9 million in interest and amortization of debt issuance costs related to the $85.0 million revolving credit facility, or Revolving Facility, with Wells Fargo Foothill, Inc., as arranger and administrative agent, and certain other lenders. Cash paid for interest was $14.8 million for the year ended December 31, 2005, an increase of $12.5 million, or 543%, from $2.3 million for the year ended December 31, 2004. This increase relates primarily to interest payments on our Revolving Facility of $1.7 million as well as interest payment on our noncurrent capital leases of $10.6 million.

Net Loss. Net loss for the year ended December 31, 2005, was $69.1 million, an improvement of $79.7 million, or 54%, from a net loss of $148.8 million for the year ended December 31, 2004, primarily driven by the factors previously described.

Liquidity and Capital Resources

As of September 30, 2006, our cash and cash equivalents balance was $78.1 million. We had $77.7 million in net cash provided by operating activities during the nine months ended September 30, 2006, an increase of $46.1 million from net cash provided by operating activities of $31.6 million for the nine months ended September 30, 2005. This change was primarily due to improvements in our results of operations, driven by higher revenue growth that outpaced the growth in costs, largely resulting from our ongoing cost-savings initiatives. Net cash used in investing activities for the nine months ended September 30, 2006 was $65.0 million, an increase of $28.6 million from net cash used in investing activities of $36.4 million for the nine months ended September 30, 2005. This change was primarily related to an increase in capital expenditures of $15.5 million and the purchase of buildings previously leased for use in one of our data centers for $13.8 million. The increase in capital expenditures is primarily investment driven and supports the growth in new and existing revenue streams. We expect future capital expenditures to increase as we continue to explore options to expand our business, including the possible investment to upgrade our network. Net cash provided by financing activities for the nine months ended September 30, 2006 was $5.0 million, an increase of $4.0 million from net cash provided by financing activities of $1.0 million for the nine months ended September 30, 2005. This increase primarily relates to proceeds received in our financing method lease obligation of $50.6 million and cash received for the exercise of stock options of $16.1 million, partially offset by the $58.0 million pay down on the Revolving Facility.

While we believe that cash currently on hand, amounts available under our Revolving Facility and expected cash flows from future operations are sufficient to fund operations, we may seek to raise additional capital if necessary to meet certain capital and liquidity requirements in the future. We expect to use the proceeds from the sale of the CDN Assets, available cash and debt capacity to fund the development of the four new data centers.

Historically, we have not been cash flow positive, however, we experienced positive cash flows from operations in 2005. We expect cash flows from operations to be positive in 2006. The achievement of this goal is reflected in the quarterly trend analysis that follows, which presents cash flows from operations for the five consecutive quarters through September 30, 2006. Due to the dynamic nature of our industry and unforeseen circumstances, if we are unable to fully fund cash requirements through operations, we may need to obtain additional financing through a combination of equity and debt financings, renegotiation of terms on our existing debt, and sales of assets and services. If any such activities are required, there can be no assurance that we would be successful in completing any of these activities on terms that would be favorable to us.

The following table presents a quarterly overview of key components of our cash flows:

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006
	(dollars in thousands)
Net cash provided by operating activities	$9,980	$164	$21,445	$31,268	$18,865	$21,274	$37,583
Net cash used to pay acquisition, integration, and restructuring costs (1)	(3,303)	(10,773)	(594)	(242)	—	—	—
Net cash used in investing activities (2)	(14,955)	(13,614)	(7,826)	(20,104)	(16,395)	(34,255)	(14,336)
Net cash provided by (used in) financing activities (3)	(46)	711	315	(408)	(13,928)	49,679	(30,710)
Net increase (decrease) in cash and cash equivalents	(5,103)	(13,252)	13,776	10,376	(11,572)	36,533	(7,978)

(1)	Such costs are components of net cash provided by operating activities.
(2)	Includes payment of $13.8 million for the purchase of data center buildings during the three months ended June 30, 2006.
(3)	Includes payments on the Revolving Facility of $32.0 million during the three months ended September 30, 2006; $10.0 million during the three months ended June 30, 2006 and $16.0 million during the three months ended March 31, 2006; and proceeds of $50.6 million received in connection with a financing method lease obligation during the three months ended June 30, 2006.

Revolving Credit Facility

On June 10, 2005, we and certain of our subsidiaries entered into a credit agreement with Wells Fargo Foothill, Inc., as arranger and administrative agent, and certain other lenders to provide us with an $85.0 million Revolving Facility, which includes a $20.0 million letter of credit facility. The Revolving Facility may be used for working capital and other general corporate purposes. The Revolving Facility matures, and all outstanding borrowings and unpaid interest are due, on December 9, 2008. In addition, all outstanding borrowings are subject to mandatory prepayment upon certain events, including the availability of less than $7.0 million in borrowing capacity and qualified cash balances, as defined by the Revolving Facility agreement. As of September 30, 2006, the $85.0 million Revolving Facility had no outstanding principal balance but had outstanding letters of credit of $9.6 million, resulting in unused availability of $75.4 million. We paid down $16.0 million in the first quarter of 2006, $10.0 million in the second quarter of 2006 and we paid down the remaining outstanding principal of $32.0 million plus $0.3 million of related accrued interest in the third quarter of 2006. We may terminate the Revolving Facility prior to maturity, provided we pay a premium of 0.5% of the amount of the Revolving Facility if terminated prior to June 10, 2007 but no premium if terminated thereafter.

The Revolving Facility contains affirmative covenants, negative covenants, and financial covenants. The negative covenants place restrictions on, among other things, levels of investments, indebtedness, and dividend payments that we may make or incur. The financial covenants, which apply only if we maintain qualified cash and availability of less than $35.0 million, require the maintenance of certain financial measures at defined levels. Under the Revolving Facility, borrowings bear interest determined by a base LIBOR rate of one to six months plus an additional 2.75% to 3.25%, determined by certain financial measures, with a minimum interest rate at all times of 5.25%. As of September 30, 2006, the Revolving Facility carries an interest rate of 8.1%. As of September 30, 2006, the one-month LIBOR was 5.35%, and the additional interest spread above LIBOR was 2.75%, lowered from 3.00% during the first quarter of 2006, due to our achievement of certain financial measures. Interest is payable at varying dates, as outlined in the Revolving Facility agreement, generally every one to six months. Unused commitments on the Revolving Facility are subject to a 0.5% annual commitment fee.

The Revolving Facility is secured by substantially all of our domestic properties and assets. The carrying amount of our obligations under the Revolving Facility approximates fair value because the interest rates are based on floating interest rates identified by reference to market rates.

Subordinated Notes

In February 2004, we issued $200.0 million of the Subordinated Notes. The proceeds were used to fund the CWA asset acquisition and related operational, working capital, and capital expenditure requirements. Debt issuance costs associated with the Subordinated Notes were $2.0 million, consisting of fees to the purchasers of the Subordinated Notes, and were capitalized in other non-current assets in our condensed consolidated balance sheets and are being amortized to interest expense using the effective interest method until maturity. The Subordinated Notes accrued interest based on a 365-day year at a rate of 12.5% per annum until February 3, 2005 and 15% per annum thereafter, payable semi-annually on June 30 and December 31 through the issuance of additional Subordinated Notes equal to the accrued interest payable at the time of settlement. Prior to January 29, 2008, we may redeem the Subordinated Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, plus a make-whole premium. The make-whole premium is equal to all remaining interest to be paid on the Subordinated Notes from the date of the redemption notice through January 30, 2008, discounted semi-annually at a rate equal to the treasury rate plus 0.5%, plus 1% of the principal amount of the Subordinated Notes. After January 30, 2008, we may redeem the Subordinated Notes, in whole but not in part, at a redemption price equal to 101% of the principal amount plus all accrued and unpaid interest. Upon a change of control, the holders of the Subordinated Notes have the right to require us to redeem any or all of the Subordinated Notes at a cash price equal to 100% of the principal amount of the Subordinated Notes, plus all accrued and unpaid interest as of the effective date of such change of control. The Subordinated Notes mature in a single installment on January 30, 2009. The outstanding principal and interest-to-date on the Subordinated Notes, excluding the original issue discount, was $286.7 million as of September 30, 2006 and $257.1 million as of December 31, 2005.

Warrants exercisable for Series B Convertible Preferred Stock, or the Series B Preferred, were issued with the Subordinated Notes and exercised shortly thereafter. The $200.0 million in proceeds from issuance were allocated between the Subordinated Notes and the warrants for Series B Preferred, based on their relative fair values, resulting in an original issue discount of $65.9 million. The allocated value of the Subordinated Notes at date of issuance, plus accrued interest on the face value and accreted interest on the original issue discount, are reflected as long-term debt in our condensed consolidated balance sheets. The fair value of the Series B Preferred was determined with the assistance of an independent third-party valuation firm, and the allocated fair value is reflected in additional paid-in capital in stockholders’ deficit in our consolidated balance sheets. The Series B Preferred were converted into common stock in December 2004 and were retired by our Board of Directors in December 2005.

Debt Covenants

The provisions of our Revolving Facility and Subordinated Notes contain a number of covenants including, but not limited to, restricting or limiting our ability to incur more debt, pay dividends and repurchase stock (subject to financial measures and other conditions). The ability to comply with these provisions may be affected by events beyond our control. The breach of any of these covenants could result in a default under our debt agreements and could trigger acceleration of repayment. As of and during the nine months ended September 30, 2006 and the year ended December 31, 2005, we were in compliance with all covenants under the Revolving Facility and Subordinated Notes, as applicable.

Future Principal Payments

As of September 30, 2006, aggregate future principal payments of long-term debt were zero in 2006, 2007 and 2008, and $401.9 million in 2009, consisting of $200.0 million in principal and $201.9 million of accrued non-cash interest, with no payments due thereafter. The weighted average interest rate applicable to our outstanding borrowings under the Revolving Facility and Subordinated Notes was 15% as of September 30, 2006 and 13.53% as of December 31, 2005.

Commitments and Contingencies

Our customer contracts generally span multiple periods, which result in us entering into arrangements with various suppliers of communications services that require us to maintain minimum spending levels, some of which increase over time, to secure favorable pricing terms. As of September 30, 2006, our remaining aggregate minimum spending levels, allocated ratably over the terms of such contracts, are $20.6 million in year 2006; $46.4 million in year 2007; $8.3 million in year 2008; and $95.0 million thereafter. Should we not meet the minimum spending requirements, decreasing termination liabilities, representing a percentage of the remaining contracted amount, may become immediately due and payable. Furthermore, certain of these termination liabilities are subject to reduction should we experience certain circumstances such as the loss of a major customer or loss of revenue from a general economic downturn. Before considering the effects of any potential reductions for the business downturn provisions, if we had terminated all of these agreements as of September 30, 2006, the maximum liability would have been $170.3 million.

We are subject to various legal proceedings and other actions in the normal course of business. While the results of such proceedings and actions cannot be predicted, management believes, based on facts known to management today, that the ultimate outcome of such proceedings and actions will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We have employment agreements with key executive officers that contain provisions with regard to base salary, bonus, stock-based compensation, and other employee benefits. These agreements also provide for severance benefits in the event of employment termination or a change in control.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain guarantees and financial instruments with off-balance sheet risk, such as letters of credit, indemnifications and operating leases, which are not reflected in our consolidated balance sheets. The agreements associated with such guarantees and financial instruments mature at various dates through July 2017 and may be renewed as circumstances warrant. As of September 30, 2006, we had $9.6 million in letters of credit pledged as collateral to support various property and equipment leases and utilities. In addition, certain of the operating leases assumed by us in the CWA asset acquisition were collateralized by Cable & Wireless plc with letters of credit and guarantees. Such collateral remained in place following the acquisition and we agreed to reimburse Cable & Wireless plc for any payments made under the collateral. Such collateral totals $2.1 million and will be replaced by us on or before July 2007. Our financial instruments are valued based on the amount of exposure under the instruments and the likelihood of performance being required. In our past experience, no claims have been made against these financial instruments nor do we expect the exposure to material losses resulting therefrom to be anything other than remote. As a result, we determined such financial instruments did not have significant value and have not recorded any related amounts in our condensed consolidated financial statements.

The following table presents our undiscounted contractual cash obligations as of September 30, 2006:

	Payments Due by Period
	Total	Remainder of 2006	2007-2008	2009-2010	Thereafter
	(dollars in thousands)
Long-term debt (1)	$401,893	$—	$—	$401,893	$—
Asset retirement obligations	46,432	—	4,480	16,779	25,173
Operating leases	328,577	14,402	110,332	85,290	118,553
Capital lease obligations (2)	161,986	3,676	25,727	23,492	109,091
Financing method lease obligation (3)	77,241	1,091	8,948	9,402	57,800
Unconditional purchase obligations	177,253	22,481	57,535	15,763	81,474

Total contractual cash obligations	$1,193,382	$41,650	$207,022	$552,619	$392,091

(1)	Includes interest accrued of $201.9 million over the remaining life of the long-term debt.
(2)	Includes interest payments of $99.7 million over the remaining life of the obligation.
(3)	Represents interest payments over the remaining life of the financing method lease obligation.

Critical Accounting Policies

Share-Based Payments

As of September 30, 2006, we had two share-based compensation plans – the 2003 Plan and the 1999 Stock Option Plan, as amended, or the 1999 Plan, collectively referred to herein as the Plans. The Plans provide for the grant of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, dividend equivalent rights and cash awards. Any of these awards may be granted as incentives to reward and encourage individual contributions to our company. On July 6, 2006, the compensation committee of our Board of Directors increased the shares authorized under the Plans by 3 million shares, subject to stockholder approval of such increase. As of September 30, 2006 and with such increase, the Plans had 12.1 million shares authorized for grants of share-based instruments.

Stock options generally expire 10 years from the date of the grant and have graded vesting over four years. Restricted stock awards granted to non-employee directors have graded vesting over three years. Restricted stock units granted to certain employees have included performance features and graded vesting expected over periods up to four years. Restricted preferred units granted to certain executives have graded vesting over four years.

We recognize compensation expense over the vesting period for share-based awards. We recognized total non-cash stock-based compensation expense of $12.5 million during the nine months ended September 30, 2006, and $0.8 million for the nine months ended September 30, 2005. The majority of these amounts were reflected in selling, general, and administrative expenses in our condensed consolidated statements of operations, with the remainder included in cost of revenue. As of September 30, 2006, we had $112.0 million of unrecognized compensation cost related to unvested stock-based compensation that is expected to be ultimately recognized, which includes 1.1 million restricted stock units, approximately 0.1 million shares of restricted common stock, 3.9 million stock options that have a weighted average exercise price of $28.07 per share, and restricted preferred units for 1.3 million common shares that have a weighted average exercise price of $8.37 per common share. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.5 years.

Prior to January 1, 2006, we accounted for share-based awards under those plans using the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation.” As such, we only recognized compensation cost for share-based awards to the extent such awards were issued with an exercise price below the fair market value of our common stock on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), “Share-Based Payment,” using the modified-prospective transition method. Under such method, compensation cost recognized in the accompanying condensed consolidated statement of operations for the three and nine months ended September 30, 2006 includes a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated for the adoption of SFAS 123(R).

As a result of adopting SFAS 123(R) on January 1, 2006, our net loss for the nine months ended September 30, 2006 was $5.4 million higher, and basic and diluted loss per common share was $0.21 higher, than if we had continued to account for share-based awards under APB 25 and follow the disclosure provisions only of SFAS 123. Prior to and after the adoption of SFAS 123(R), we have not realized the tax benefits of deductions resulting from the exercise of share-based awards due to our history of net operating losses.

In addition, in December 2005, prior to the adoption of SFAS 123(R), the compensation committee of our Board of Directors approved the acceleration of vesting of certain unvested and “out-of-the-money” stock options with exercise prices equal to or greater than $11.25 per share previously awarded to employees, including certain executive officers and non-employee directors, under the Plans. The acceleration of vesting was effective for stock options outstanding as of December 13, 2005. Options to purchase approximately 1.4 million shares of common stock, including approximately 0.4 million options held by executive officers and approximately 0.1 million options held by non-employee directors, were subject to the acceleration, which resulted in 92% of our outstanding options being vested. The purpose of the acceleration was to enable us to minimize the amount of compensation expense recognized in association with these options in our consolidated statements of operations upon adoption of SFAS 123(R). We believe that the aggregate future expense that was eliminated as a result of the acceleration of the vesting of these options was approximately $11.2 million. We also believed that because the options that were accelerated had exercise prices in excess of the market value of our common stock on the date of acceleration, the options had limited economic value and were not fully achieving their original objective of incentive compensation and employee retention.

Other Critical Accounting Policies

While all of the significant accounting policies described in the notes to the condensed consolidated financial statements contained elsewhere herein are important, some of these policies may be viewed as being critical. Such policies are those that are most important to the portrayal of our financial condition and require our most difficult, subjective or complex estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates and assumptions. For further information regarding the application of these and other accounting policies, see Note 2 of Notes to the Condensed Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2005.

Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return. FIN 48 is effective for annual periods beginning after December 15, 2006. We do not believe the adoption of FIN 48 will have a material effect on our consolidated financial position, results of operations, or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.” SFAS 157 provides guidance for using fair value techniques to measure assets and liabilities. The standard also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted. We are currently evaluating the impact of SFAS 157 on our consolidated financial position, results of operations and cash flows.

Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are subject to market risks arising from changes in interest rates that affect our variable rate debt. As of September 30, 2006, we had no outstanding principal amount due under our Revolving Facility. However, amounts available for borrowings under the Revolving Facility would bear interest at LIBOR rates plus an applicable margin. Interest expense on amounts borrowed fluctuates as LIBOR rates fluctuate. The interest rate associated with our Revolving Facility as of September 30, 2006, which had no outstanding balance as of such date, was 8.1%.

There have been no other material changes in our assessment of market risk sensitivity since our presentation of “Quantitative and Qualitative Disclosures About Market Risk,” in our Annual Report on Form 10-K for the year ended December 31, 2005.

SELLING STOCKHOLDER

The following table sets forth information regarding the selling stockholder and the shares of our common stock that the selling stockholder is offering under this prospectus supplement. The number and percentage of shares beneficially owned are based on the aggregate of 51,580,362 shares of common stock outstanding as of January 5, 2007. Beneficial ownership is determined in accordance with the rules of the SEC.

	Prior to the Offering			After the Offering
	Number of Shares of Beneficially Owned	Percentage of Outstanding Shares	Number of Shares Offered Hereby	Number of Shares of Beneficially Owned	Percentage of Outstanding Shares
MLT, LLC (1)(2)	7,625,110	14.8%	6,630,530	994,580	1.9	%(3)

(1)	MLT, LLC, or MLT (successor in interest to Moneyline Telerate Holdings, Inc.) shares voting power and dispositive power with One Equity Partners, LLC or OEP, which controls MLT; OEP Holding Corporation, or OEP Holding, which controls the managing members of OEP and OEP Co-Investors; Bank One Investment Corporation, or BOI, which owns all of the outstanding capital stock of OEP Holding; JPMorgan Capital Corporation, or JPM CC, which owns all of the outstanding capital stock of BOI; Bank One Financial LLC, or BOF LLC, which owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co., or JPMC, which owns all of the outstanding stock of BOF LLC. JPMC expressly disclaims beneficial ownership of the stock. In addition, MLT transferred a portion of its shares of stock into an escrow account, or Escrow Shares. Under the Escrow Agreement, MLT retains full voting authority of the Escrow Shares. The principal executive offices of MLT are located at 320 Park Avenue, 18th Floor, New York, New York 10022.
(2)	On June 3, 2005, MLT acquired 40,870 shares of our Series A preferred stock from Reuters Holdings Switzerland S.A., or Reuters SA. Pursuant to the agreement between MLT and Reuters SA, Reuters SA assigned its rights under a side letter agreement dated May 16, 2001, between us and Reuters SA. Under the side letter, MLT has the right, for so long as it holds any of our notes or preferred stock or common stock comprising or convertible into at least 5% of our outstanding voting stock, among other things, to (1) designate an observer to attend all meetings of our board of directors and any board committees, and (2) to nominate and elect such number of directors, but not fewer than one, equal to the product of the percentage of the voting power held by MLT on a fully-diluted, as-converted basis, multiplied by the number of seats on the registrant’s board of directors (rounded down to the nearest whole number). In accordance with the terms of this letter, MLT nominated Mr. David Walsh as a board member and appointed Mr. Walsh as an observer to attend all meetings of our audit committee. Mr. Walsh is a managing director of One Equity Partners LLC, which controls MLT. In addition, Reuters SA assigned its rights to an investor rights agreement to MLT, which provided for registration rights and the right to purchase its pro rata portion of additional shares under specific circumstances. Furthermore, we had an agreement with MLT to provide it with certain services during 2005 prior to Reuters’ acquisition of MLT. MLT paid us approximately $37.1 million under this agreement in 2005. On June 30, 2006, we exchanged 7,625,110 shares of our common stock for all of the shares of Series A Preferred Stock held by MLT.
(3)	If the underwriters’ over-allotment option is exercised in full, the ownership percentage will decrease to zero.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholder has agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Lehman Brothers Inc.
Cowen and Company, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 994,580 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriting discounts and commissions would be $             and the total proceeds to the selling stockholder would be $            .

We, our directors and executive officers and certain other of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to:

•	the sale of shares by the selling stockholder to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing or which is described in this prospectus supplement;

•	the grant of options or the issuance of shares of restricted stock or restricted stock units by us to employees, officers, directors, advisors or consultants pursuant to any employee benefit plan referred to in this prospectus supplement;

•	the filing of any registration statement on Form S-8 in respect of any employee benefit plan referred to in this prospectus supplement;

•	the sale of shares by executive officers in amounts sufficient to pay taxes payable by such executive officers upon the vesting or delivery of restricted stock units or restricted preferred stock units issued pursuant to employee benefit plans described in this prospectus supplement; provided that the total number of shares sold does not exceed 150,000;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or Exchange Act, provided that no transfers occur under such plan during the 90 day lockup period, except in certain circumstances; or

•	the transfer by an executive officer or director of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by gift;

•	the transfer by a stockholder of shares of common stock to limited partners or affiliates of that person.

With respect to the last two bullets, it will be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement and that no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act will be required or will be made voluntarily in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the lock-up period).

The lock-up period described in the preceding paragraph will be extended if:

•	during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their over-allotment option. The underwriters may also sell shares in excess of their over-allotment option, creating a “naked” short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of the shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of the shares of common stock to the public in that Member State:

(a)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of the shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any the shares of common stock in, from or otherwise involving the United Kingdom.

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

From time to time, some of the underwriters and their affiliates have provided and may continue to provide investment banking and other services to us for fees and commissions that we believe are customary. In addition, all of the underwriters or their affiliates are our customers.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of our common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

A prospectus supplement in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus supplement in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed on for us by Hogan & Hartson LLP, New York, New York and for the underwriters by Davis Polk & Wardwell.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file reports, proxy statements and other information with the SEC.

You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For more information about the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. The SEC also maintains a free web site that contains reports, proxy and information statements, and other information about issuers who file electronically with the SEC. The Internet address of the SEC’s website is http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.savvis.net.

This prospectus supplement forms part of the registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act. This prospectus supplement omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits):

•	our Annual Report on Form 10-K for the year ended December 31, 2005, filed on February 28, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, filed on May 5, 2006, July 31, 2006 and November 1, 2006, respectively;

•	our Current Reports on Form 8-K filed on March 15, 2006, March 20, 2006, March 29, 2006, April 3, 2006, May 11, 2006, May 16, 2006, June 2, 2006, June 7, 2006, July 5, 2006, July 7, 2006, July 18, 2006, July 25, 2006, September 29, 2006, December 20, 2006 and December 28, 2006; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 8, 2000.

In addition, all filings we make under the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference in this prospectus supplement and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus supplement (other than, in each case, any information furnished in any such filings pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits) will also be incorporated by reference in this prospectus supplement. However, if we file our Annual Report on Form 10-K for the year ending December 31, 2006, or any other fiscal year thereafter, prior to the sale of all the shares covered by this prospectus supplement, then we will incorporate by reference in this prospectus supplement only such Annual Report on Form 10-K and those documents subsequently filed with the SEC prior to the sale of such shares.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus supplement (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus supplement or into such documents). Such request may be directed to us in writing or by telephone at:

SAVVIS, Inc.

Attention: Investor Relations

12851 Worldgate Drive,

Herndon, Virginia 20170

(703) 667-6984

PROSPECTUS

$300,000,000

SAVVIS, INC.

COMMON STOCK

Some of our stockholders may, from time to time, sell shares of our common stock in one or more offerings. In the prospectus supplement relating to sales by selling stockholders, we will identify each selling stockholder and the number of shares of common stock that each selling stockholder will be selling. The shares may be sold by the selling stockholders to or through underwriters or dealers or through agents designated from time to time or directly to purchasers. The names of any underwriters, dealers or agents, as well as other specific information about the terms of an offering, including the identity of any selling stockholders, will be included in a prospectus supplement relating to that offering. We will not receive any of the proceeds from sales by the selling stockholders.

Shares of our common stock are quoted on the Nasdaq Global Market under the symbol “SVVS.” On December 27, 2006, the last reported sale price of our common stock was $35.57 per share. You are urged to obtain current market quotations for our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our business and an investment in our common stock involve significant risks. These risks are described and incorporated by reference in this prospectus under the caption “ Risk Factors” on page 1 of this prospectus.

The date of this prospectus is January 4, 2007.

i

R ISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which are incorporated by reference herein, as well as other information we include or incorporate by reference in this prospectus or any prospectus supplement and the additional information in the other reports we file with the Securities and Exchange Commission (“SEC”), which will also be incorporated by reference herein. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business or financial condition.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, the selling stockholders may from time to time offer and sell shares of our common stock in one or more offerings for total proceeds of up to $300,000,000. This prospectus provides you with a general description of the shares the selling stockholders may offer hereunder. Each time the selling stockholders sell shares hereunder, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, including the identity of any selling stockholder. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.” THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The selling stockholders may sell shares to or through underwriters, dealers or agents. For additional information on the method of sale, you should refer to the section entitled “Plan of Distribution.” The names of any underwriters, dealers or agents involved in the sale of any shares and the specific manner in which they may be offered will be set forth in the prospectus supplement covering the sale of those shares.

You should rely only upon the information provided in this document or incorporated in this document by reference. Neither we nor the selling stockholders have authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

Unless stated or the context otherwise requires, references in this prospectus to “SAVVIS,” “our company,” “we,” “us” and “our” refer to SAVVIS, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith we file reports, proxy statements and other information with the SEC.

You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For more information about the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. The SEC also maintains a free web site that contains reports, proxy and information statements, and other information about issuers who file electronically with the SEC. The Internet address of the SEC’s website is http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.savvis.net.

This prospectus forms part of the registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits):

•	our Annual Report on Form 10-K for the year ended December 31, 2005, filed on February 28, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, filed on May 5, 2006, July 31, 2006 and November 1, 2006, respectively;

•	our Current Reports on Form 8-K filed on March 15, 2006, March 20, 2006, March 29, 2006, April 3, 2006, May 11, 2006, May 16, 2006, June 2, 2006, June 7, 2006, July 5, 2006, July 7, 2006, July 18, 2006, July 25, 2006, September 29, 2006, December 20, 2006, and December 28, 2006; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 8, 2000.

In addition, all filings we make under the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference in this prospectus and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus (other than, in each case, any information furnished in any such filings pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits) will also be incorporated by reference in this prospectus. However, if we file our Annual Report on Form 10-K for the year ending December 31, 2006, or any other fiscal year thereafter, prior to the sale of all the shares covered by this prospectus, then we will incorporate by reference in this prospectus only such Annual Report on Form 10-K and those documents subsequently filed with the SEC.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). Such request may be directed to us in writing or by telephone at:

SAVVIS, Inc.

Attention: Investor Relations

12851 Worldgate Drive,

Herndon, Virginia 20170

(703) 667-6984

DESCRIPTION OF SAVVIS

Overview

We provide integrated hosting, network, digital content and professional services through our end-to-end global information technology (IT) infrastructure to businesses around the world and to U.S. federal government agencies. Our services are designed to offer a flexible, comprehensive IT solution that meets the specific business and infrastructure needs of our customers. Our suite of products can be purchased on an individual basis, in various combinations, as part of a total or partial outsourcing arrangement, or on a utility, or “on demand,” basis. Our point solutions meet the specific needs of customers who require control of their physical assets, while our utility solution provides customers with on-demand access to our services and infrastructure without the upfront capital costs. By outsourcing significant elements of their network and IT infrastructure needs, our customers are able to focus on their core business while we ensure the performance of their IT infrastructure. We have approximately 5,000 customers across all industries with a particular emphasis in the financial services, media and entertainment, retail and the U.S. federal government sectors.

Our Services

Our primary products and services include the following: (i) Hosting services; (ii) Managed Internet Protocol Virtual Private Network (Managed IP-VPN) service; (iii) Other Network Services; and (iv) Digital Content Services.

Hosting services provide the core facilities and network infrastructure to run business applications and provide data storage and disaster recovery services. Our Hosting services are comprised of basic Colocation, Managed Hosting and Utility Computing, which allow our customers to choose the amount of IT infrastructure they prefer to outsource to support their business applications. Customers can scale their usage of our services as their own requirements grow and as the benefits of outsourcing IT infrastructure management become more apparent.

Managed IP VPN service is a fully managed, end-to-end solution that includes all hardware, management systems and operations to transport an enterprise’s video and data applications. Customers that purchase this service are generally global enterprises seeking to communicate more cost effectively in a secure environment between their multiple locations around the world.

Other Network Services include Internet access and private line services to enterprises and wholesale carrier customers.

Digital Content Services include a managed infrastructure specifically optimized for the creation, production, and distribution of digital content and streaming media. These services help customers manage, share, store and distribute their digital content.

Our Infrastructure

We provide our services through our global infrastructure that extends to 45 countries and includes:

•	25 Data Centers in the United States, Europe, and Asia with approximately 1.5 million square feet of space;

•	Managed IP Network with over 21,000 circuits around the world;

•	Content Delivery Network with approximately 410 server clusters located on over 120 networks in 29 countries;

•	Tier 1 OC-192 Internet Backbone with over 17,000 miles of fiber; and

•	Operations Support System (OSS) which provides automated provisioning, end-to-end management, and integration with commercial element management systems.

We have combined our global infrastructure with our virtualization and automation technologies to allow us to offer our services as part of a total outsourcing solution or on a utility services basis. By applying our virtualization technology to our servers, storage, security, and network devices, we are able to offer customers connected to our network access to a suite of services on an on-demand or “utility” basis, without the customer having to purchase, install and configure equipment.

We were incorporated in Delaware in 1998. Our principal executive offices are located at 1 SAVVIS Parkway, Town & Country, MO 63017. Our telephone number is (314) 628-7000. Our website address is http://www.savvis.net. The information on our website is not incorporated by reference in and is not otherwise intended to be part of this prospectus. We have included our website address as an inactive textual reference only.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, or that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “plans,” “intends,” “anticipates,” “continues,” “forecasts,” “designed,” “goal,” or the negative of those words or other comparable words are intended to identify forward-looking statements.

These statements appear in a number of places in this prospectus and documents incorporated by reference in this prospectus and are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to risks, uncertainties and assumptions about SAVVIS, and its subsidiaries and businesses, and are not guarantees of performance. Many factors could affect our actual financial condition or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some important factors, in addition to those incorporated by reference in this prospectus under “Risk Factors,” that could affect the future results of SAVVIS and cause those results or other outcomes to differ materially from those expressed in the forward-looking statements include:

•	variability in pricing for our products,

•	highly competitive markets,

•	rapid evolution of technology,

•	variability in the availability and terms of financing,

•	uncertainties related to merger and acquisition activity,

•	volatility in securities markets,

•	changes in our operating environment, and

•	changes in regulatory environments.

Because the above factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by SAVVIS, you should not place undue reliance on any forward-looking statement. Further, any forward-looking statement speaks only as of the date on which it is made. We undertake no obligation to update beyond that required by law any forward-looking statements, whether as a result of new information, future events or otherwise. Readers should carefully review the other documents filed by SAVVIS with the SEC.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in connection with sales by them. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock held by certain of our stockholders. The common stock to be sold by the selling stockholders was acquired:

•	by certain of the selling stockholders in June 2006 upon exchange of shares of our Series A Convertible Preferred Stock, par value $0.01 per share, which was originally issued in various private placements in March, June and September of 2002;

•	by certain of the selling stockholders in December 2004 upon conversion of shares of our Series B Convertible Preferred Stock, par value $0.01 per share, which were issued upon exercise of warrants which were issued in February 2004 in connection with the financing of our acquisition of substantially all of the assets of Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc., together with the assets of certain of their affiliates; and

•	by certain of the selling stockholders in private placements prior to our initial public offering.

The prospectus supplement for any offering of our common stock hereunder will include the following information:

•	the names of the selling stockholders;

•	the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of shares held by each of the selling stockholders before and after the offering;

•	the percentage of the common stock held by each of the selling stockholders before and after the offering; and

•	the number of shares of our common stock offered by each of the selling stockholders.

DESCRIPTION OF SAVVIS COMMON STOCK

The following description of our common stock, together with the additional information we include in any prospectus supplements (which may differ from the terms summarized below), summarizes the material terms and provisions of our common stock that may be offered under this prospectus. For the complete terms of our common stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to the reports incorporated by reference into the registration statement that includes this prospectus. Additionally, the General Corporation Law of Delaware, as amended (“DGCL”), may also affect the terms of our common stock.

Description of Common Stock

We have 1,500,000,000 shares of common stock, par value $0.01 per share, authorized under our certificate of incorporation. Each holder of record of common stock is entitled to one vote for each share on all matters properly submitted to the stockholders for their vote. Our certificate of incorporation does not allow cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all the directors then standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of our common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock, except to the extent any such holders have such rights as set forth in that certain investor rights agreement, dated as of March 6, 2002, between us and certain holders of our common stock, as amended (the “Investor Rights Agreement”). The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of preferred stock that we may authorize and issue in the future. As of December 14, 2006, there were 51,446,534 shares of our common stock outstanding.

Description of Preferred Stock

Our certificate of incorporation authorizes our board of directors from time to time and without further stockholder action to issue up to 50,000,000 shares of preferred stock, par value $0.01 per share, in one or more classes or series, and to fix the powers, designations, preferences and relative, participating, optional or other special rights of each class or series of preferred stock. There are no shares of preferred stock currently outstanding.

The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of our common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of our company or make removal of management more difficult.

Registration Rights

Generally. Certain of our existing stockholders, who collectively hold approximately 37.5 million shares of our common stock, are entitled to certain rights with respect to the registration of such shares under the Securities Act. All of these shares currently are tradable, subject to compliance with the volume and manner of sale provisions of Rule 144 under the Securities Act, and any shares so registered would become freely tradable without restriction under the Securities Act. Our existing stockholders could cause a large number of shares of our common stock to be publicly sold, which could cause the market price of shares of our common stock to decline significantly.

        Demand Registration Rights. Under the terms of the Investor Rights Agreement and that certain amended and restated registration rights agreement, dated as of February 6, 2004, between us and certain holders of our common stock (the “Registration Rights Agreement”), certain holders of registrable securities under those agreements have the right, subject to certain limitations, to demand the registration of their shares of common stock.

        Piggyback Rights. Subject to the exceptions and limitations set forth in the Investor Rights Agreement and the Registration Rights Agreement, the holders of registrable securities under those agreements have unlimited piggyback registration rights.

Delaware Law

We are subject to Section 203 of the DGCL, an anti-takeover provision. In general, the provision prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder.

A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to our certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after the adoption of such amendment. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Certain Provisions of our Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions:

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

Right to Call Special Meetings. Our bylaws provide that special meetings of our stockholders may only be called by our board of directors or by the chairman or vice chairman of our board or by our president.

Indemnification. Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by law. We currently maintain and intend to continue to maintain directors and officers liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties to the fullest extent permitted under Delaware law.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “SVVS.”

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares of our common stock being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to one or more underwriters for resale to the public or to investors;

•	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act of 1933, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	directly to investors; or

•	through a combination of these methods of sale.

We will set forth in a prospectus supplement the terms of an offering of shares of our common stock, including:

•	the name or names of any agents or underwriters;

•	the name or names of, and number of shares of our common stock being sold by, each selling stockholder participating in the offering;

•	the purchase price of the shares being offered;

•	any over-allotment options under which underwriters may purchase additional shares from the selling stockholders;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	the public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. If the selling stockholders use underwriters for a sale of shares of our common stock, the underwriters will acquire the shares for their own account. The underwriters may resell the shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the shares offered if they purchase any of the shares. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. The selling stockholders may use underwriters with whom the selling stockholders have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

The selling stockholders may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell shares of our common stock on a continuing basis.

The selling stockholders may also sell shares of our common stock directly to one or more purchasers without using underwriters or agents.

In addition, any shares that qualify for sale by the selling stockholders pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

Underwriters, dealers and agents that participate in the distribution of the shares of our common stock may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions they receive from the selling stockholders and any profit on their resale of the shares may be treated as underwriting discounts and commissions under that Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. The selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with or perform services for us or the selling stockholders in the ordinary course of their businesses.

To the extent required under the Securities Act of 1933, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of that Act.

We will bear all costs, expenses and fees in connection with the registration of the shares of our common stock. The selling stockholders will bear all commissions and discounts attributable to the sales of shares by them.

In connection with an offering, an underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares, if any, from the selling stockholders in the offering. If the underwriters have an over-allotment option to purchase additional shares from the selling stockholders, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters may consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the shares of our common stock, the underwriters may bid for or purchase shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the shares at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also affect the price of the shares to the extent that it discourages resale of the shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Hogan & Hartson LLP, New York, NY. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Current Report on Form 8-K filed July 25, 2006, for the year ended December 31, 2005, management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, and the financial statement schedule in Item 15(a), included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.